# What's Next?





## Summit Properties INC
## 2001 Annual Report

## WHAT IF SOMEONE TOLD YOU ABOUT THE FOLLOWING OPPORTUNITY:

*An investment that typically pays a significant dividend. An investment that over time has provided a total rate of return that exceeded the Standard & Poor's 500 index. And an investment that is backed by hard assets — buildings and properties that endure rather than "intellectual capital" or "goodwill" that can disappear overnight.*

You might think that was a pretty good deal. And tens of thousands of investors — both institutional and individual — would agree with you.

In the last decade, this investment, called a Real Estate Investment Trust, or REIT for short, has become the primary way to invest in real estate while retaining liquidity.

And although the equity market capitalization of REITs has increased more than 15 times in the last decade, there is still room for unprecedented growth. The approximately 300 publicly traded REITs control assets of about $300 billion, which is less than the market capitalization of Microsoft and only 8 percent of the total real estate market, which is estimated at over $4 trillion.

REITs' popularity is driven by several factors. The first is their unique tax structure, which exempts them from paying income taxes. This avoids the double taxation of dividends that shareholders of companies in other industries must endure. This is particularly important due to REITs high dividend rates, which averaged 7.5 percent in 2001. That exceeded CDs or money market accounts or utility stock dividends by a wide margin.

The second reason for REITs' popularity is their ability to combine the security of investing in hard assets with the liquidity of a publicly traded stock. REITs assets comprise nearly every form of real estate, from office buildings to mini-storage warehouses, from regional malls to shopping centers, from luxury apartments to hotels. Most REITs (including Summit Properties) trade on the New York Stock Exchange, the most liquid capital market in the world. REIT investors get all the advantages of property ownership without the hassles.

The third reason is their long-term performance. According to the National Association of Real Estate Investment Trusts, REITs have provided an average annual total return of 13.3 percent over the last 20 years. Not bad when you consider over half of this amount is in the form of a dividend and doesn't rely on often volatile share prices.

## WHAT IF SOMEONE TOLD YOU WHERE TO FIND THAT OPPORTUNITY:

*When you combine dividends with stock price growth over the last three years, Summit Properties provided a total return of 72.9 percent to its shareholders. That is better than the Dow Jones Industrial average, the Standard & Poor's 500 index and the NASDAQ 100 index, as well as the Morgan Stanley REIT index.*

Summit Properties, founded in 1972, invests in luxury apartments in high-growth markets. It concentrates its ownership in seven core markets — Atlanta, Austin, Charlotte, Dallas, Raleigh-Durham, South Florida, and Washington, D.C. — that have solid, high-quality employment growth and a history of sustained positive apartment fundamentals. At the end of 2001, Summit Properties owned, or held interest in, 59 communities comprised of 18,260 apartment homes with an additional 1,368 under construction in 6 new communities.

Summit Properties paid an annual dividend of $1.85 per share in 2001. That is up from $1.75 a share in 2000 and $1.47 per share in 1994. This represents a yield of 7.5 percent based on the index share price during 2001.

*Please refer to the "Forward-Looking Statements" on page 20.*

# The Year in Perspective

2001 was a difficult year for the national economy, and Summit Properties was not immune to this downturn. While we posted solid results, earnings growth slowed from prior years.

- **Funds from Operations** (FFO), excluding non-recurring items, was $2.35 per share in 2001, down from $2.37 per share in 2000. FFO is the primary earnings and performance measure for the REIT industry.
- **Funds Available for Distribution** (FAD), excluding non-recurring items, was $2.20 per share in 2001, equal to $2.20 per share in 2000. This is FFO less recurring capital expenditures, and we believe it is currently the most important earnings measurement in our industry.
- **Property revenues from fully stabilized communities** rose 1.2 percent and property operating expenses increased 4.6 percent, resulting in a 0.4 decrease in fully stabilized property operating income over 2000.
- **The annual dividend** was $1.85 per share in 2001, up 5.7 percent from $1.75 per share in 2000. This dividend provided a 7.5 percent yield based on the average share price during 2001.

We continued to improve our property portfolio during 2001 by selling older assets and exiting non-core markets. We also maintained a strong balance sheet, poised to take advantage of opportunities that may arise.

We enter 2002 secure and confident, prepared to continue our tradition of providing luxury housing and outstanding service to our residents, and strong returns to our investors.

## Financial Highlights

| Year ended December 31<br>(In thousands except per share and property portfolio data) | 2001 | 2000 | % Change |
|---|---|---|---|
| Property Revenue | $ 191,146 | $ 185,434 | 3.1% |
| Other Revenue | 2,797 | 4,210 | -33.6% |
| Total Revenue | $ 193,943 | $ 189,644 | 2.3% |
| Property Operating Income | $ 127,717 | $ 126,347 | 1.1% |
| Funds From Operations* | $ 73,189 | $ 73,342 | -0.2% |
| Funds Available for Distribution* | $ 68,300 | $ 67,971 | 0.5% |
| Weighted Average Common Shares and Units Outstanding – Diluted | 31,106 | 30,897 | 0.7% |
| Per Share: | | | |
| *Funds From Operations** | $ 2.35 | $ 2.37 | -0.8% |
| Funds Available for Distribution* | $ 2.20 | $ 2.20 | 0.0% |
| Dividends Declared | $ 1.85 | $ 1.75 | 5.7% |
| Property Portfolio: | | | |
| Number of Apartment Homes Owned | 18,260 | 17,273 | 5.7% |
| Average Occupancy | 92.9% | 94.5% | -1.6% |
| Average Rent | $ 931 | $ 909 | 2.4% |

** Excluding $3.0 million in non-recurring charges. Please see pages 25 and 28 for more details.*


TO CHOOSE
SUMMIT

Business Week

# "REITs Can Be a Roof Over Your Head"

Investors often choose REITs because they have historically paid a substantial dividend relative to other investment alternatives.

*"What's most attractive about REITs, which are real estate holding companies, is their outsized dividends,"* Michael Arndt wrote in *Business Week*.

*"REITs boast an average yield of 7.5 percent. That's five times the dividend yield on the Standard & Poor's 500-stock index and far ahead of high-quality bonds, certificates of deposit, and money-market funds, which weren't paying even a third as much at yearend."*

Summit Properties paid $1.85 in dividends per share in 2001, a 7.5 percent yield based on the average share price during the year. Over the past three years the dividend yield has averaged 8.2 percent. The Company has raised its dividend every year since going public in 1994, averaging 3.4 percent annual increases over that period.

The dividend payout ratio, a good indicator of dividend safety, has improved from 91.3 percent to 81.9 percent of Funds From Operations (FFO) over the same period.

# Summit's dividend has provided an average yield of 8.2% over the past three years.

**3-Year Average Yield**
*1999 – 2001*



Summit Properties Inc.
8.2%
AAA Corporate Bond
6-month Certificate of Deposit
Money Market Account
Standard & Poor's 500 Index
0%
2%
4%
6%
8%
10%


***Summit's dividend yield has exceeded many other popular investment alternatives.***

**Summit's Annual Dividend Per Share**
*1994 – 2001*



$1.90
$1.80
$1.70
$1.60
$1.50
$1.40
$1.85
1994
1995
1996
1997
1998
1999
2000
2001


***Summit has raised its dividend every year since going public in 1994.***


SUMMIT

**Wall Street Journal**

# "Portfolio Tweaking May Be Needed in Today's Market"

Jonathan Clements, author of The *Wall Street Journal's* "Getting Going" column, reports that investment advisers are increasingly recommending REITs as a way of balancing portfolios and hedging risk.

*"Many investment advisers reckon a well-diversified portfolio should also include a healthy dose of... real-estate investment trusts."*

*"Because these high-yielding stocks often hold up well when other shares are suffering, many advisers recommend plunking 3 percent to 5 percent of a globally diversified stock portfolio into REITs."*

Summit Properties is a terrific choice among the approximately 300 publicly traded REITs. Over the last three years, the total return on Summit stock (appreciation and dividend payments) has been 72.9 percent, which beat the Dow Jones Industrial Average of 10.1 percent, the Standard & Poor's 500 index of (-2.6) percent, and the NASDAQ 100 index of (-14.4) percent, as well as the Morgan Stanley REIT index of 34.9 percent.

# Summit share-holders have received a total return of 72.9% over the past three years.

Percent of Total Investment Portfolio



20% REITs
10% REITs
0% REITs
Return
High
Medium
Low
Low
Medium
High
Risk


Source: Ibbotson Associates

*Adding REITs to an investment portfolio increases return and lowers risk.*

**3-Year Total Return**
*1999 – 2001*



Summit Properties
72.9%
Morgan Stanley REIT Index
Dow Jones Industrial Average
Standard & Poor's 500 Index
NASDAQ 100 Index
-20%
-10%
0%
10%
20%
30%
40%
50%
60%
70%
80%


*Summit's total return has exceeded recognized measures of market performance.*

The Washington Post

# "What To Look For In a REIT"

REITs come in all shapes and sizes, investing in almost every property type across a broad range of markets. Among these choices, a key to picking a REIT is its management team.

The *Washington Post's* Fred Barbash addressed this issue in one of his columns.

*"Look for a management with at least five years of experience before the company went public; look for a substantial management ownership interest (10 to 15 percent)... and carefully examine the assets of a REIT,"* Barbash wrote.

Summit Properties meets all of these criteria. Summit's executive team has a combined total of 66 years of experience at Summit and 139 years in the real estate industry. In total, directors and officers own 12.9 percent of the Company.

Summit invests only in luxury apartments, concentrated in seven core markets: Atlanta, Austin, Charlotte, Dallas, Raleigh-Durham, South Florida, and Washington, D.C. With a weighted average age *of only six years*, Summit has the "youngest" portfolio among major apartment REITs. Younger communities require less maintenance and are more closely aligned with ever-changing housing trends.

# Summit's executive team has a combined 139 years of real estate experience.

**Weighted Average Age of Communities**
*2001*



Summit – 6 years
Other Major Public Apartment REITs
0
5
10
15
20
25
30
35
Years


*Source: Axiometrics, Inc.; Summit Properties Inc.*

***Summit has the youngest portfolio in the public apartment industry.***

**Summit Director and Officer Ownership Interest**
*12/31/01*



12.9%


*Source: Summit Properties Inc.*

***A substantial ownership interest ensures management's alignment with shareholders.***

*Shortly before coming to work for Summit in 1998, I took the opportunity to fulfill a long-held dream: rafting through the Grand Canyon. For 23 days I led a five-person team in a 12-foot paddle raft. Every morning we'd load up the raft and push out into the current. And after each run through a rapid, we'd look at each other and ask,* **"What's next?"**

*"We are not only confident about the future, we are enthusiastic."*

*Steven LeBlanc*
*Chief Executive Officer*



I've been thinking of that trip lately, because I've been getting that question a lot, from our Associates and from our investors. "What's next?," they want to know. What's next for the REIT industry and, more importantly, what's next for Summit Properties?

It is a timely question, both from an operational standpoint and from an economic standpoint. And in light of our recent successful completion of a succession plan and my appointment to CEO, I believe we are in a position to answer the question very effectively.

The answers to the question "What's next?" are inexorably linked one to another. What's next for our company depends in some part, although not entirely, on what is next for the economy. And interestingly, we can see more clearly what's next in the long run than we can in the short run.

The Reader's Digest Condensed Version of my answer is this: What's next is uncertainty in the short term, and certainty in the long term.

The longer version goes like this.

The events of 2001 clouded everyone's crystal ball. The collapse of the technology industry, the rapid rise in unemployment, the movement from peacetime to war, to name just a few factors, created a great deal of uncertainty about the immediate future.





**Above:**
**Summit Crest**
**Raleigh, North Carolina**

**Left:**
**Summit Overlook**
**Raleigh, North Carolina**





**Above:**
**Summit Peachtree City**
**Atlanta, Georgia**

**Right:**
**Summit Crest**
**Raleigh, North Carolina**

The rapid rise in unemployment, in particular, had a significant impact on the apartment industry, as we believe employment growth is the key driver for apartment demand. In 2000, 2.8 million new jobs were created nationwide. In 2001, that number declined to 450,000, with employment actually falling in the fourth quarter by almost 400,000. Apartment developers have responded to this deceleration relatively quickly, but the reaction is still a bit like that of a cruise ship — it takes a while to change course. In 2000, the apartment industry delivered and absorbed about 300,000 new units nationwide, meaning that supply was about equal to demand. While the supply of new apartments went down during 2001, demand went down even further, leaving excess supply in the market. This surplus negatively affected occupancy rates and rents.

In Atlanta, for example, job growth slowed from nearly 60,000 new jobs in 2000 to barely 10,000 new jobs in 2001, while delivery of new apartments fell only slightly, from 13,000 to 12,000. As a result, we saw our occupancy rate in Atlanta slip from 94 percent to 92 percent while rents were essentially flat. A similar version of this story played out in most of our other markets as well.

So, how are we weathering this short-term uncertainty? The same way we prospered during the good times.

Summit's success is rooted in five critical fundamentals:

- **Disciplined Capital Management** – finding the most cost-effective source of capital available and deploying it in the most efficient manner possible.
- **Market Selection** – where do we put our resources, whom do we target, and what products do we offer.
- **Customer Service** – how we ensure our customers get full value for their money.
- **Decentralized, Fully Integrated Operations** – providing a full complement of talent in each market, from development personnel to apartment managers to construction supervisors, with the training and authority to respond to each market individually.
- **Risk Management** – being a careful steward of investors' resources, providing optimum opportunity for return without undue exposure to risk.

These fundamentals have produced success for us in the past, and they are even more important in an uncertain future. They are the bedrock of our Company and they do not change over time.

Underlying these fundamentals are several strategies that we constantly monitor and adjust as market conditions dictate.

**Summit's success is rooted in five critical fundamentals**

- Disciplined Capital Management
- Market Selection
- Customer Service
- Decentralized, Fully Integrated Operations
- Risk Management

**Summit operates in seven core markets chosen because of their high-quality job growth, above average incomes, and sizeable number of people with a high propensity to rent.**


Washington, D.C.
Raleigh-Durham
Charlotte
Atlanta
Dallas
Austin
South Florida

For over three years now, our primary strategy has been Capital Recycling. In 2001, we "recycled" $167 million of capital, nearly 15 percent of our total assets. In Capital Recycling, we capture the value in our older communities by selling them and reinvesting the proceeds in new communities at a higher rate of return. This strategy ensures that we are constantly upgrading our communities to take advantage of market trends in location, design, and amenities. As a result of our aggressive and consistent use of this strategy, our communities are a weighted average of only six years old, which is the "youngest" portfolio among major apartment REITs. Our portfolio of young luxury apartment communities is a certain source of capital in uncertain times. We will continue to employ this strategy as long at it is the most efficient source of capital available.

Another strategy that will continue to be important to us is Market Concentration. We look for markets that have proven, positive, long-term apartment fundamentals. That means markets that have a history of sustainable, high-quality job growth, above average incomes, and a sizeable number of people who have a high propensity to rent. Based on these criteria, we currently have seven core markets: Atlanta, Austin, Charlotte, Dallas, Raleigh-Durham, South Florida, and Washington, D.C.

Our goal is to be a dominant provider of luxury apartments in each of these core markets. We are constantly evaluating relative holdings and making adjustments to take advantage of current market conditions. In the near term, our goal is to significantly increase our presence in Austin and Dallas.

We are also closely monitoring our Urban Strategy of adding communities in downtown cores to augment our portfolio of primarily suburban communities. We are currently developing urban communities in Washington, D.C., Atlanta, South Florida, and Charlotte. The bulk of these communities will be coming online in 2002 and 2003, which will give us a good chance to assess their performance. We believe people want to live close to where they work and play, and a portion of our portfolio will cater to this trend.

An additional strategy that has taken on increased importance for us, particularly in light of the changing economy, is a Focus on Internal Operations. Part of that focus has involved an exhaustive study of our operations by a global consulting firm. As a result of this study, we started instituting several technological changes in 2001 that will improve our operational efficiency and free up onsite Associates to spend less time on paperwork and more time serving residents. We firmly believe this ability to do more with less will help us hold down costs while improving service.





**Above:**
**Summit Overlook**
**Raleigh, North Carolina**

**Left:**
**Summit Peachtree City**
**Atlanta, Georgia**



**Above:**
**Summit Peachtree City**
**Atlanta, Georgia**

**Right:**
**Summit Overlook**
**Raleigh, North Carolina**



We are also *implementing a new purchasing program that will drive down costs by standardizing much of* the materials and equipment at our communities so we can reduce the number of vendors and get better prices. Most purchasing will take place on-line, in much the same way consumers now buy books or bid at auction.

Another internal focus has been to continue to invest in training programs for our Associates at all levels. In addition to our proprietary Success by Selection process of hiring and our proprietary ASK for Action training program, we also operate the University of Summit. This training curriculum provides our Associates courses in everything from marketing trends and analysis to leadership workshops. Our goal is to improve our residents' satisfaction through a well-trained, highly motivated staff. We have been honored for our success in this area by CEL & Associates, the nation's largest surveyor of customer satisfaction in the apartment industry, which has awarded us their top Award for Service Excellence an unprecedented four years in a row.

Finally, this emphasis on internal improvement includes our recent senior management succession, which was praised in the industry publication REIT Street in an article titled, "How Succession Has Helped Summit Be Successful." As part of that succession, we have streamlined and reorganized our executive team to better apply our talents to our challenges. I believe we are among the first apartment REITs to make this often-complex transition from one generation of management to another, and this "Early Mover" advantage should put us a step ahead in the coming years.

As you can see, we are well positioned to weather uncertain conditions in the near term. We have sound strategies based on proven fundamentals. We have new luxury apartment communities in attractive markets, a seasoned executive team, and well-trained, highly motivated Associates, all of which will allow us to get more than our share of business.

So, what's next in the long term?

First, demographics are clearly moving in our direction. Going forward, demand for our apartments will be primarily driven by two segments of the population: the Baby Boomers (often defined as those born between 1946 and 1963) and their children (the so-called Echo Boomers).

I believe the Echo Boomers represent a great opportunity for the apartment industry. Households made up of people aged 20–29 (who are far more likely to rent apartments than any other age group) will increase by nearly five million in the next ten years. That compares with a decline of over four million households in that age group over the past ten years.



**For four consecutive years, we received the top award given by CEL & Associates, the nation's largest surveyor of customer satisfaction in the real estate industry.**

Population Curve
*2000*


45,000
38,000
31,000
24,000
17,000
10,000
Echo Boomers
Baby Boomers
Age with greatest propensity to rent
0–9 10–19 20–29 30–39 40–49 50–59 60–69 70+
Age Group

*Source: 2000 Census; Woods & Poole*

**Echo Boomers represent a great opportunity as they approach prime rental years.**

Population Curve
*2010*


45,000
38,000
31,000
24,000
17,000
10,000
Baby Boomers
Age with greatest propensity to rent
0–9 10–19 20–29 30–39 40–49 50–59 60–69 70+
Age Group

*Source: 2000 Census; Woods & Poole*

Baby Boomers who are increasingly downsizing their homes also represent a sizeable opportunity for us, and that demographic is growing too. Households aged 55 and over will increase by over 16 million in the next ten years, as compared to growth of less than 7 million in the last ten years. The sheer size of this market remains a target for us as many of them choose to rent, tired of the work and responsibility of home ownership.

Second, we are in the right markets. We carefully chose our core markets to position ourselves in areas that attract a high number of our target residents. In addition, we chose these markets because they have a history of not being as hard hit during the down times, and bouncing back farther and faster in the good times.

Third, we have the right products. We regularly monitor trends not only in design and construction, but also in the lifestyles and interests of the Baby and Echo Boomer populations. Our strategy of Capital Recycling ensures that we are constantly building new communities that take advantage of these latest trends. By having the "freshest" communities in our markets, we believe we have greater control over our rents and occupancy rates.

In short, Summit is positioned for long-term success. We are not only confident about the future, we are enthusiastic.

So, what's next? I guess I go back to my Grand Canyon experience. We're going to read the river, see where the turbulence is, then rely on our fundamentals, strategies, and expertise to get us through. It won't be easy. We'll have to make adjustments. As Abraham Lincoln once said, "You don't just set your compass and head south — or you will quickly run aground. Instead, you steer from point to point according to how the river is running and the obstacles that appear in your path."

**Summit is well prepared to do just that.**

*Steven LeBlanc*
*Chief Executive Officer*





**Above:**
**Summit Overlook**
**Raleigh, North Carolina**

**Left:**
**Summit Russett II**
**Washington, D.C.**

# Index of Financial Information

The following table sets forth selected consolidated financial and other information on a consolidated historical basis as of and for each of the years in the five-year period ended December 31, 2001. This table should be read in conjunction with our consolidated financial statements and related notes which accompany this report, as well as the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section of this report (amounts in thousands except per share and property information).

| | Years Ended December 31, 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Operating Information:** | | | | | |
| Revenue | | | | | |
| Rental | **$ 177,837** | $ 172,639 | $ 162,859 | $ 137,961 | $ 110,105 |
| Interest and other | **16,106** | 17,005 | 13,989 | 9,608 | 6,572 |
| Total revenue | **193,943** | 189,644 | 176,848 | 147,569 | 116,677 |
| Property operating and maintenance expense (before depreciation and amortization) | **63,429** | 59,087 | 57,318 | 51,550 | 42,032 |
| Interest expense | **39,854** | 38,649 | 37,282 | 32,550 | 20,901 |
| Depreciation and amortization | **40,510** | 37,674 | 35,424 | 29,953 | 23,710 |
| General and administrative expense | **6,599** | 4,752 | 3,876 | 3,861 | 2,740 |
| (Income) loss from equity investments | **(547)** | 1,178 | 615 | 328 | (274) |
| Total expenses | **149,845** | 141,340 | 134,515 | 118,242 | 89,109 |
| Income before gain on sale of real estate assets, impairment loss, extraordinary items, minority interest of common unitholders in Operating Partnership and dividends to preferred unitholders in Operating Partnership | **44,098** | 48,304 | 42,333 | 29,327 | 27,568 |
| Gain on sale of real estate assets | **34,435** | 38,510 | 17,427 | 37,148 | 4,366 |
| Impairment loss on technology investments | **(1,217)** | — | — | — | — |
| Income before extraordinary items, minority interest of common unitholders in Operating Partnership and dividends to preferred unitholders in Operating Partnership | **$ 77,316** | $ 86,814 | $ 59,760 | $ 66,475 | $ 31,934 |
| Net income | **$ 56,537** | $ 63,874 | $ 45,745 | $ 56,375 | $ 27,116 |
| Income per share before extraordinary items — basic | **$ 2.11** | $ 2.42 | $ 1.65 | $ 2.28 | $ 1.17 |
| Income per share before extraordinary items — diluted | **$ 2.09** | $ 2.41 | $ 1.65 | $ 2.28 | $ 1.17 |
| Net income per share — basic | **$ 2.11** | $ 2.42 | $ 1.65 | $ 2.26 | $ 1.17 |
| Net income per share — diluted | **$ 2.09** | $ 2.41 | $ 1.65 | $ 2.26 | $ 1.17 |
| Dividends per share | **$ 1.85** | $ 1.75 | $ 1.67 | $ 1.63 | $ 1.59 |
| Weighted average shares outstanding — basic | **26,789** | 26,341 | 27,698 | 24,935 | 23,146 |
| Weighted average shares outstanding — diluted | **27,099** | 26,542 | 27,769 | 24,944 | 23,182 |
| Weighted average shares and units outstanding — basic | **30,796** | 30,697 | 32,135 | 29,141 | 27,258 |
| Weighted average shares and units outstanding — diluted | **31,106** | 30,897 | 32,206 | 29,150 | 27,294 |
| **Balance Sheet Information:** | | | | | |
| Net real estate assets, before accumulated depreciation | **$1,410,339** | $1,428,059 | $1,284,818 | $1,206,536 | $ 913,033 |
| Total assets | **1,295,657** | 1,340,151 | 1,217,413 | 1,198,664 | 825,293 |
| Total long-term debt | **717,560** | 763,899 | 649,632 | 726,103 | 474,673 |
| Stockholders' equity | **349,600** | 338,677 | 327,335 | 358,925 | 265,839 |

| | Years Ended December 31, 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| **Other Information:** | | | | | |
| Cash flow provided by (used in): | | | | | |
| Operating activities | **$ 66,546** | $ 70,968 | $ 59,021 | $ 63,808 | $ 55,947 |
| Investing activities | **6,177** | (118,197) | (39,751) | (219,170) | (175,907) |
| Financing activities | **(74,057)** | 46,247 | (17,977) | 154,636 | 119,858 |
| Funds from operations(1) | **70,167** | 73,342 | 70,707 | 58,242 | 50,201 |
| Total completed communities(2) | **54** | 59 | 65 | 66 | 61 |
| Total apartment homes developed(3) | **1,157** | 1,696 | 1,650 | 973 | 1,454 |
| Total apartment homes acquired | **—** | 490 | — | 3,557 | 1,434 |
| Total apartment homes(2) | **16,739** | 17,273 | 16,765 | 16,631 | 14,462 |
| Ratio of earnings to fixed charges(4) | **1.83** | 1.99 | 1.85 | 2.52 | 1.93 |

*(1) We consider funds from operations ("FFO") to be an appropriate measure of performance of an equity REIT. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO, as defined by NAREIT, represents net income (loss) excluding gains or losses from sales of property, plus depreciation of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures, all determined on a consistent basis in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Our methodology for calculating FFO may differ from the methodology for calculating FFO utilized by other real estate companies, and accordingly, may not be comparable to other real estate companies.*

*We believe that FFO is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, financing activities and investing activities, it provides investors with an understanding of our ability to incur and service debt and to make capital expenditures. FFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make dividend or distribution payments.*

*FFO is calculated as follows (dollars in thousands):*

| | Years Ended December 31, 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| *Income before gain on sale of real estate assets, minority interest of common unitholders in Operating Partnership and extraordinary items* | ***$30,461*** | *$35,884* | *$35,635* | *$29,327* | *$27,568* |
| *Management Company gain on sale* | ***—*** | *(208)* | *—* | *—* | *—* |
| *Joint venture gain on sale* | ***(271)*** | *—* | *—* | *—* | *—* |
| *Real estate depreciation* | ***39,977*** | *37,666* | *35,072* | *28,915* | *22,633* |
| *Funds from operations* | ***$70,167*** | *$73,342* | *$70,707* | *$58,242* | *$50,201* |

*(2) Represents the total number of completed communities and apartment homes in those completed communities owned at the end of the period (excludes joint venture communities).*

*(3) Represents the total number of apartment homes in communities completed during the period and owned at the end of the period (excludes joint venture communities).*

*(4) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations (including gains on sale of real estate) plus fixed charges (excluding capitalized interest). Fixed charges consist of interest expense (whether expensed or capitalized), dividends to preferred unitholders in the Operating Partnership, the estimated interest component of rent expense and the amortization of debt issuance costs. To date, we have not issued any preferred stock; therefore, the ratios of earnings to combined fixed charges and preferred stock dividend requirements are the same as the ratios of earnings to fixed charges presented.*

*Unless the context otherwise requires, all references to "we," "our" or "us" in this report refer collectively to Summit Properties Inc., a Maryland corporation ("Summit"), and its subsidiaries, including Summit Properties Partnership, L.P., a Delaware limited partnership (the "Operating Partnership"), considered as a single enterprise. Summit is the sole general partner of the Operating Partnership.*

### Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify forward-looking statements by the use of the words "believe," "expect," "anticipate," "intend," "estimate," "assume" and other similar expressions which predict or indicate future events and trends and which do not relate to historical matters. In addition, information concerning the following are forward-looking statements:

- the future operating performance of stabilized communities, including estimated growth rates;
- the proposed development, acquisition or disposition of communities;
- anticipated construction commencement and completion dates and lease-up dates; and
- estimated development costs.

You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, some of which are beyond our control. These risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from the anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

- economic conditions generally and the real estate market specifically, including changes in occupancy rates and market rents, the continuing deceleration of economic conditions in our markets, and the failure of national and local economic conditions to rebound in a timely manner;
- uncertainties associated with our development activities, including the failure to obtain zoning and other approvals, actual costs exceeding our budgets and increases in construction costs;
- the failure of acquisitions to yield expected results;
- the failure to sell communities marketed for sale, including properties currently under contract for sale which are subject to customary closing conditions, or to sell these communities in a timely manner or on favorable terms;
- construction delays due to the unavailability of materials, weather conditions or other delays;
- competition, which could limit our ability to secure attractive investment opportunities, lease apartment homes or increase or maintain rents;
- supply and demand for apartment communities in our current and proposed market areas, especially our core markets described below;
- availability and cost of financing and access to cost-effective capital;
- the inability to refinance existing indebtedness or to refinance existing indebtedness on favorable terms;
- changes in interest rates;
- legislative and regulatory changes, including changes to laws governing the taxation of real estate investment trusts ("REITs");
- changes in accounting principles generally accepted in the United States of America ("GAAP"), or policies and guidelines applicable to REITs; and
- those factors discussed below and in the sections entitled "Operating Performance of our Fully Stabilized Communities" beginning on page 22 of this report and "Factors Affecting the Performance of Our Development Communities" beginning on page 31 of this report.

You should consider these risks and uncertainties in evaluating forward-looking statements and you should not place undue reliance on forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this report. We do not undertake to update these forward-looking statements. You should read the following discussion in conjunction with our consolidated financial statements and related notes which accompany this report.

Summit is a real estate operating company that has elected REIT status and focuses on the operation, development and acquisition of "Class A" luxury apartment communities located throughout the Southeast, Midwest and Mid-Atlantic United States, as well as in Texas. We focus our efforts in seven core markets, with particular emphasis on Washington, D.C., South Florida and Atlanta, Georgia. Our other core markets are Dallas and Austin, Texas and Raleigh-Durham and Charlotte, North Carolina. Because we focus on these seven core markets, changes in local economic and market conditions in these markets may significantly affect our current operations and future prospects.

We have experienced weakening fundamentals, primarily a decline in demand for apartment homes, in all of our markets during the year and particularly during the last half of 2001. This weakness has been due to the downturn in the national economy, as well as declining economic conditions in our core markets, especially Atlanta, Austin, Charlotte and Raleigh-Durham. Local demand for apartment homes has declined due to lower job growth, a primary driver of apartment demand. Although the current political and economic environment is unpredictable, we expect these trends to continue.

### Historical Results of Operations

Our net income is generated primarily from operations of our apartment communities. The changes in operating results from period to period reflect changes in existing community performance and changes in the number of apartment homes due to development, acquisition and disposition of communities. Where appropriate, comparisons are made on a "fully stabilized communities," "acquisition communities," "stabilized development communities," "communities in lease-up" and "disposition communities" basis in order to adjust for changes in the number of apartment homes. We consider a community to be "stabilized" when it has attained a physical occupancy level of at least 93%. A community that we have acquired is deemed "fully stabilized" when we have owned it for one year or more as of the beginning of the year. We consider a community that we have developed to be "fully stabilized" when stabilized for the two prior years as of the beginning of the current year. We consider a community to be a "stabilized development" community when stabilized as of the beginning of the current year but not the entire two prior years. A community in lease-up is one that has commenced rental operations but was not stabilized as of the beginning of the current year. A community's average physical occupancy is defined as the number of apartment homes occupied divided by the total number of apartment homes contained in the community, expressed as a percentage. Average physical occupancy has been calculated using the average of the occupancy that existed on Sunday during each week of the period. Average monthly rental revenue presented represents the average monthly net rental revenue per occupied apartment home. Our methodology for calculating average physical occupancy and average monthly rental revenue may differ from the methodology used by other apartment companies, and accordingly, may not be comparable to other apartment companies.

### Results of Operations for the Years Ended December 31, 2001, 2000 and 1999

Income before minority interest of common unitholders in the Operating Partnership, gain on sale of real estate assets, impairment loss on investments in technology companies and dividends to preferred unitholders in the Operating Partnership decreased from $48.3 million in 2000 to $44.1 million in 2001 primarily due to an increase of $900,000 in general and administrative costs related to severance costs for senior staff reductions and an increase of $900,000 in our reserve for pursuit costs for projects we are no longer pursuing; an increase in depreciation expense of $2.5 million due to the initiation of depreciation on recently developed communities, as well as a full year of depreciation on communities acquired during the second half of 2000, offset by the absence of a full year of depreciation on communities sold during 2000 and 2001; and an increase in interest expense of $1.2 million as a result of increased average indebtedness outstanding, all offset by an increase in property operating income from 2000 to 2001 of $1.4 million. This same measure increased from $42.3 million in 1999 to $48.3 million in 2000 primarily due to increased property operating income at stabilized communities, as well as the addition of property operating income from communities in lease-up, partially offset by a decrease in property operating income due to the disposition of communities.

### OPERATING PERFORMANCE OF OUR PORTFOLIO OF COMMUNITIES

We evaluate community performance based on growth of property operating income, which is defined as rental and other property revenues less property operating and maintenance expense. We believe that property operating income is a meaningful measure for an investor's analysis of community performance as it represents the most consistent, comparable operating performance among our communities. Depreciation is a fixed cost not controllable by our property management staff and not all communities are encumbered by financing instruments. Therefore, all property operating and maintenance expense amounts in this Management's Discussion and Analysis section are presented before depreciation, interest and amortization. Property operating income does not include any allocation of corporate overhead. You should not consider property operating income as an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or as an alternative to cash flows from operating activities (determined in accordance with GAAP), as a measure of our liquidity. Our calculation of property operating income may differ from the methodology and definition used by other apartment companies, and accordingly, may not be comparable to similarly entitled measures used by other apartment companies. The operating performance of our communities is summarized below (dollars in thousands):

| | Year Ended December 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | **2001** | 2000 | % Change | 2000 | 1999 | % Change |
| Property revenue: | | | | | | |
| Fully stabilized communities | **$104,695** | $103,424 | 1.2% | $101,235 | $ 97,346 | 4.0% |
| Acquisition communities | **5,112** | 2,194 | 133.0% | 2,194 | — | 100.0% |
| Stabilized development communities | **53,886** | 48,581 | 10.9% | 55,269 | 46,914 | 17.8% |
| Communities in lease-up | **14,562** | 4,797 | 203.6% | 16,654 | 6,394 | 160.5% |
| Communities sold | **12,891** | 26,438 | –51.2% | 10,082 | 22,875 | –55.9% |
| Total property revenue | **191,146** | 185,434 | 3.1% | 185,434 | 173,529 | 6.9% |
| Property operating and maintenance expense: | | | | | | |
| Fully stabilized communities | **35,252** | 33,710 | 4.6% | 32,889 | 32,538 | 1.1% |
| Acquisition communities | **1,773** | 687 | 158.1% | 687 | — | 100.0% |
| Stabilized development communities | **16,729** | 14,018 | 19.3% | 16,891 | 14,187 | 19.1% |
| Communities in lease-up | **5,138** | 1,612 | 218.7% | 5,244 | 2,519 | 108.2% |
| Communities sold | **4,537** | 9,060 | –49.9% | 3,376 | 8,074 | –58.2% |
| Total property operating and maintenance expense | **63,429** | 59,087 | 7.3% | 59,087 | 57,318 | 3.1% |
| *Property operating income* | **$127,717** | $126,347 | 1.1% | $126,347 | $116,211 | 8.7% |
| Apartment homes, end of period | **16,739** | 18,928 | –11.6% | 18,928 | 17,673 | 7.1% |

A summary of our apartment homes (excluding joint ventures) for the years ended December 31, 2001, 2000 and 1999 is as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Apartment homes at the beginning of the year | 18,928 | 17,673 | 18,003 |
| Acquisitions | — | 490 | — |
| Developments which began rental operations during the year | — | 2,441 | 1,188 |
| Sale of apartment homes | (2,189) | (1,676) | (1,518) |
| Apartment homes at the end of the year | 16,739 | 18,928 | 17,673 |

## OPERATING PERFORMANCE OF OUR FULLY STABILIZED COMMUNITIES

The operating performance of our fully stabilized communities is summarized below (dollars in thousands except average monthly rental revenue):

| | Year Ended December 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | % Change | 2000 | 1999 | % Change |
| Property revenue: | | | | | | |
| Rental | $ 97,607 | $ 96,583 | 1.1% | $ 94,501 | $91,411 | 3.4% |
| Other | 7,088 | 6,841 | 3.6% | 6,734 | 5,935 | 13.5% |
| Total property revenue | 104,695 | 103,424 | 1.2% | 101,235 | 97,346 | 4.0% |
| Property operating and maintenance expense: | | | | | | |
| Personnel | 6,786 | 6,193 | 9.6% | 6,265 | 7,080 | -11.5% |
| Advertising and promotion | 1,141 | 1,376 | -17.1% | 1,310 | 1,318 | -0.6% |
| Utilities | 4,740 | 4,481 | 5.8% | 4,533 | 4,436 | 2.2% |
| Building repairs and maintenance | 5,014 | 4,855 | 3.3% | 5,060 | 5,141 | -1.6% |
| Real estate taxes and insurance | 12,820 | 12,192 | 5.2% | 11,159 | 10,471 | 6.6% |
| Property supervision | 2,940 | 2,895 | 1.6% | 2,831 | 2,415 | 17.2% |
| Other operating expense | 1,811 | 1,718 | 5.4% | 1,731 | 1,677 | 3.2% |
| Total property operating and maintenance expense | 35,252 | 33,710 | 4.6% | 32,889 | 32,538 | 1.1% |
| Property operating income | $ 69,443 | $ 69,714 | -0.4% | $ 68,346 | $64,808 | 5.5% |
| Average physical occupancy | 92.9% | 94.5% | -1.6% | 94.6% | 93.7% | 0.5% |
| *Average monthly rental revenue* | $ 931 | $ 909 | 2.4% | $ 886 | $ 865 | 2.4% |
| Number of apartment homes | 9,615 | 9,615 | | 9,636 | 9,636 | |
| Number of apartment communities | 32 | 32 | | 37 | 37 | |

Rental and other revenue increased from 2000 to 2001 due to higher average rental rates and increased revenue from sources other than rental income, such as water sub-meter income, trash fees and redecorating fees. The 1.2% property revenue growth rate decreased when compared to the prior year growth rate as a result of lower occupancy levels due to the slowing economy and a decline in job growth. In 2002, we expect the rate of revenue growth to be below the rate seen in 2001 due to continued weak job growth and national economic expectations. We believe our expectation relative to property revenue growth is based on reasonable assumptions as to future economic conditions and the quantity of competitive apartment communities in the markets in which we do business. However, there can be no assurance that actual results will not differ from this assumption, especially due to the unpredictable nature of the current economy.

Property operating and maintenance expense increased by 4.6% from 2000 to 2001. Personnel costs increased from 2000 to 2001 primarily due to a one-time policy change which decreased discounts offered to employees who rent apartment homes at our communities resulting in commensurate increases in those employees' salaries. The decrease in advertising costs from 2000 to 2001 is primarily the result of a reduction in media advertising and locator fees. Utility costs increased from 2000 to 2001 as a result of rising gas prices, as well as an increase in vacant utility costs driven by lower occupancy. Real estate tax costs increased as a result of higher assessments for our communities in 2001 over 2000, primarily in Texas. Other operating expenses increased from 2000 to 2001 as a result of the cost of internet connectivity projects at our communities during 2001. As a percentage of total property revenues, property operating and maintenance expense increased to 33.7% in 2001 from 32.6% in 2000. In 2002, we expect the rate of operating and maintenance expense growth to be below the rate seen in 2001 due to reduced pressure on salaries and third party service costs, as well as an internal focus on expense control. However, there can be no assurance that actual results will not differ from this expectation, especially due to the unpredictable nature of the current economy.

Rental and other revenue increased from 1999 to 2000 due to higher rental rates, higher occupancy rates and increased revenue from sources other than rental income such as telephone, cable and water sub-meter income. The 4.0% property revenue growth rate from 1999 to 2000 was stable when compared to the 1998 to 1999 rate of growth of 4.1%.

Property operating and maintenance expenses increased by 1.1% from 1999 to 2000. For those communities considered fully stabilized for the 2000 to 1999 comparison, as a percentage of total property revenues, property operating and maintenance expense decreased to 32.5% in 2000 from 33.4% in 1999.

## OPERATING PERFORMANCE OF OUR ACQUISITION COMMUNITIES

Acquisition communities for the years ended December 31, 2001 and 2000 consist of Summit Sweetwater and Summit Shiloh (representing a total of 490 apartment homes), both located in Atlanta, Georgia, in each of which we acquired our joint venture partner's 51% interest on August 1, 2000. There were no community acquisitions during 2001 or 1999. The operating performance of our acquisition communities is summarized below (dollars in thousands except average monthly rental revenue):

| | Year Ended December 31, 2001 | Year Ended December 31, 2000 | Year Ended December 31, 2000 | Year Ended December 31, 1999 |
|---|---|---|---|---|
| Property revenue: | | | | |
| Rental | $4,726 | $2,016 | $2,016 | $ — |
| Other | 386 | 178 | 178 | — |
| Total property revenue | 5,112 | 2,194 | 2,194 | — |
| Property operating and maintenance expense | 1,773 | 687 | 687 | — |
| Property operating income | $3,339 | $1,507 | $1,507 | $ — |
| Average physical occupancy | 92.8% | 92.8% | 92.8% | —% |
| *Average monthly rental revenue* | $ 888 | $ 914 | $ 914 | $ — |
| Number of apartment homes | 490 | 490 | 490 | — |

The unleveraged yield on investment for the communities acquired during 2000, defined as property operating income divided by total acquisition cost, was 9.4% for the year ended December 31, 2001.

## OPERATING PERFORMANCE OF OUR STABILIZED DEVELOPMENT COMMUNITIES

We had 15 communities with a total of 4,668 apartment homes (Summit Ballantyne, Summit Largo, Summit Sedgebrook, Summit Governor's Village, Summit Lake, Summit Westwood, Summit New Albany, Summit Fair Lakes, Summit Hunter's Creek, Summit Russett I, Summit Doral, Summit Ashburn Farm, Summit Deer Creek, Summit Reunion Park I and Summit Fairview) which were stabilized during the entire year ended December 31, 2001, but were stabilized subsequent to January 1, 1999. The comparison of the years ended December 31, 2000 and 1999 represents 14 communities with a total of 4,885 apartment homes (Summit Ballantyne, Summit Norcroft II, Summit Sedgebrook, Summit Governor's Village, Summit Lake, Summit Westwood, Summit New Albany I, Summit Fair Lakes, Summit Stonefield, Summit Russett I, Summit Doral, Summit Plantation II, Summit Las Palmas and Summit Camino Real).

The operating performance of our stabilized development communities is summarized below (dollars in thousands except average monthly rental revenue):

| | Year Ended December 31, 2001 | Year Ended December 31, 2000 | Year Ended December 31, 2000 | Year Ended December 31, 1999 |
|---|---|---|---|---|
| Property revenue: | | | | |
| Rental | $50,130 | $45,079 | $51,409 | $44,073 |
| Other | 3,756 | 3,502 | 3,860 | 2,841 |
| Total property revenue | 53,886 | 48,581 | 55,269 | 46,914 |
| Property operating and maintenance expense | 16,729 | 14,018 | 16,891 | 14,187 |
| Property operating income | $37,157 | $34,563 | $38,378 | $32,727 |
| Average physical occupancy | 93.9% | 88.1% | 94.0% | 85.3% |
| Average monthly rental revenue | $ 966 | $ 897 | $ 951 | $ 906 |
| Number of apartment homes | 4,668 | 4,668 | 4,885 | 4,885 |

The unleveraged yield on those communities considered stabilized development communities in 2001, defined as property operating income divided by total development cost, was 10.6% for the year ended December 31, 2001.

## OPERATING PERFORMANCE OF OUR COMMUNITIES IN LEASE-UP

We had six communities in lease-up during the year ended December 31, 2001. The following is a summary of five of the six communities in lease-up during 2001 (dollars in thousands):

| Community | Number of Apartment Homes | Total Actual Cost | Construction Completion | Actual/ Anticipated Stabilization | Average Physical Occupancy 2001 | % Leased as of December 31, 2001 |
|---|---|---|---|---|---|---|
| Summit Russett II — Laurel, MD(1) | 112 | $ 10,705 | Q4 2000 | Q2 2001 | 83.1% | 92.9% |
| Summit Grandview — Charlotte, NC(2) | 266 | 51,114 | Q4 2000 | Q4 2001 | 77.7% | 93.6% |
| Summit Crest — Raleigh, NC | 438 | 32,555 | Q3 2001 | Q3 2002 | 38.2% | 76.9% |
| Summit Peachtree City — Atlanta, GA | 399 | 33,567 | Q3 2001 | Q3 2002 | 23.6% | 48.1% |
| Summit Overlook — Raleigh, NC | 320 | 28,331 | Q4 2001 | Q3 2002 | 30.4% | 62.5% |
| | 1,535 | $156,272 | | | | |

*(1) Summit Russett II stabilized during 2001.*

*(2) The apartment homes at Summit Grandview stabilized during the fourth quarter of 2001. Stabilization, occupancy and percent leased information in the table above represents data for the apartment homes only. The 75,203 square feet of commercial space at Summit Grandview was 69.9% occupied and 76.3% leased as of December 31, 2001.*

The actual stabilization dates for our communities in lease-up may be later than anticipated. The rental rates that we may charge also may be less than expected, and we may need to offer rent concessions to the residents.

In addition to the communities listed in the table above, Summit Lenox, located in Atlanta, Georgia, is an existing community with 431 apartment homes which underwent major renovations during 2000 and 2001. The renovations included upgrades of the interior of the apartment homes (new cabinets, fixtures and other interior upgrades), and upgrades to the parking lots and landscaping, as well as new balconies and exterior painting of buildings. The renovations required certain apartment homes to be unavailable for rental over the course of the projects. The operations of Summit Lenox are included in lease-up communities results due to the renovation work. The renovation work at Summit Lenox was complete as of December 31, 2001. Summit Lenox was 89.6% occupied at that date.

We had 14 communities with 3,915 apartment homes in lease-up during the year ended December 31, 2000 (Summit New Albany II, Summit Largo, Summit Hunter's Creek, Summit Deer Creek, Summit Ashburn Farm, Reunion Park by Summit I, Summit Russett II, Summit Grandview, Summit Deerfield, Summit Overlook, Summit Crest, Summit Peachtree City, Summit Lenox and Summit Fairview).

The operating performance of our lease-up communities is summarized below (dollars in thousands):

| | Year Ended December 31, 2001 | Year Ended December 31, 2000 | Year Ended December 31, 2000 | Year Ended December 31, 1999 |
|---|---|---|---|---|
| Property revenue: | | | | |
| Rental | **$13,469** | $4,459 | $15,327 | $6,075 |
| Other | **1,093** | 338 | 1,327 | 319 |
| Total property revenue | **14,562** | 4,797 | 16,654 | 6,394 |
| Property operating and maintenance expense | **5,138** | 1,612 | 5,244 | 2,519 |
| Property operating income | **$ 9,424** | $3,185 | $11,410 | $3,875 |
| Number of apartment homes | **1,966** | 1,966 | 3,915 | 3,915 |

## OPERATING PERFORMANCE OF OUR DISPOSITION COMMUNITIES

Disposition communities consist of the former Summit Palm Lake, Summit Arbors, Summit Radbourne, Summit Lofts, Summit Stony Point, Summit Gateway, Summit Deerfield, Summit Waterford and Summit Walk, all of which were sold during the year ended December 31, 2001. The 2000 disposition communities consist of the former Summit Creekside, Summit Eastchester, Summit Sherwood, Summit River Crossing, Summit Blue Ash, Summit Park and Summit Village, all of which were sold during the year ended December 31, 2000. The 1999 disposition communities consist of the former Summit Hampton, Summit Oak, Summit Beacon Ridge, Summit Heron's Run, Summit McIntosh, Summit Perico and Summit East Ridge, all of which were sold during the year ended December 31, 1999.

The operating performance of the disposition communities is summarized below (dollars in thousands):

| | Year Ended December 31, 2001 | Year Ended December 31, 2000 | Year Ended December 31, 2000 | Year Ended December 31, 1999 |
|---|---|---|---|---|
| Property revenue: | | | | |
| Rental | **$11,905** | $24,503 | $9,386 | $21,299 |
| Other | **986** | 1,935 | 696 | 1,576 |
| Total property revenue | **12,891** | 26,438 | 10,082 | 22,875 |
| Property operating and maintenance expense | **4,537** | 9,060 | 3,376 | 8,074 |
| Property operating income | **$ 8,354** | $17,378 | $6,706 | $14,801 |
| Number of apartment homes | **2,189** | 3,865 | 1,676 | 3,194 |

## OPERATING PERFORMANCE OF SUMMIT MANAGEMENT COMPANY

The Operating Partnership owns a 99% economic interest in Summit Management Company (the "Management Company") but controls only 1% of the voting stock. The remaining 99% of voting stock and 1% economic interest are held by one of the Co-Chairmen of our Board of Directors. Because of our ability to exercise significant influence, the Management Company is accounted for on the equity method of accounting. The operating performance of the Management Company and its wholly owned subsidiary, Summit Apartment Builders, Inc. ("the Construction Company"), is summarized below (dollars in thousands):

| | Year Ended December 31, | | | Year Ended December 31, | | |
|---|---|---|---|---|---|---|
| | 2001 | 2000 | % Change | 2000 | 1999 | % Change |
| Revenues: | | | | | | |
| Management fees charged to Operating Partnership | $ 6,473 | $ 5,735 | 12.9% | $ 5,735 | $4,972 | 15.3% |
| Third party management fee revenue | 913 | 1,103 | –17.2% | 1,103 | 1,263 | –12.7% |
| Construction revenue charged to Operating Partnership | 2,701 | 2,494 | 8.3% | 2,494 | 1,774 | 40.6% |
| Gain on sale of real estate assets | — | 238 | –100.0% | 238 | — | 100.0% |
| Other | 455 | 372 | 22.3% | 372 | 844 | –55.9% |
| Total revenue | 10,542 | 9,942 | 6.0% | 9,942 | 8,853 | 12.3% |
| Expenses: | | | | | | |
| Operating | 9,177 | 9,398 | –2.4% | 9,398 | 8,699 | 8.0% |
| Depreciation | 319 | 313 | 1.9% | 313 | 284 | 10.2% |
| Amortization | 298 | 303 | –1.7% | 303 | 289 | 4.8% |
| Interest | 300 | 677 | –55.7% | 677 | 300 | 125.7% |
| Total expenses | 10,094 | 10,691 | –5.6% | 10,691 | 9,572 | 11.7% |
| Income (loss) before extraordinary items | 448 | (749) | 159.8% | (749) | (719) | –4.2% |
| Extraordinary items | — | (30) | 100.0% | (30) | — | –100.0% |
| Net income (loss) | $ 448 | $ (779) | 157.5% | $ (779) | $ (719) | –8.3% |

The increase in revenue from 2000 to 2001 is primarily due to an increase in fees earned from managing our lease-up communities. Operating expenses remained stable in 2001 as compared to 2000, decreasing by only $221,000. In addition, interest expense decreased from 2000 to 2001 due to the repayment of an intercompany loan during 2000.

The increase in revenue from 1999 to 2000 was primarily the result of an increase in the management fee charged to the Operating Partnership's communities from 2.50% in 1999 to 2.75% in 2000 and higher revenues from increased construction activity of the Construction Company. The increase in the management fee is the first increase since our initial public offering in 1994. The increase in interest expense resulted from an intercompany loan made to the Management Company by the Operating Partnership in late 1999 for the purpose of purchasing a parcel of land in Raleigh, North Carolina. The Management Company sold this parcel of land on February 29, 2000 resulting in a gain on sale of $238,000. The increase in operating expenses for the year was a result of increased construction activities and increased personnel at the Management Company in order to better support our growth objectives, including improving the operating performance of our stabilized communities.

Third party apartment homes under management were 1,004 in 2001, 1,723 in 2000 and 2,435 in 1999. Property management fees from third parties were $913,000 in 2001, $1.1 million in 2000 and $1.3 million in 1999. Property management fees from third parties as a percentage of total property management revenues were 12.4% in 2001, 16.1% in 2000 and 20.3% in 1999.

All of the construction revenues are from contracts with the Operating Partnership.

## OTHER INCOME AND EXPENSES

Interest income decreased by $1.3 million to $2.3 million in 2001 compared to 2000, primarily due to a $1.0 million decrease in interest earned on proceeds from property sales placed in escrow in accordance with like-kind exchange income tax regulations. Interest income increased by $562,000 to $3.6 million in 2000 compared to 1999, primarily due to interest earned on notes receivable of $809,000 as well as an increase of $429,000 in interest earned on employee stock loans over 1999, offset by a decrease in interest earned on proceeds from property sales placed in escrow in accordance with like-kind exchange income tax regulations of $739,000.

Other income decreased by $86,000 to $532,000 in 2001 compared to 2000, primarily as a result of a decrease in dividends earned on an equity investment. Other income increased by $329,000 to $618,000 in 2000 compared to 1999, primarily as a result of a credit enhancement fee earned in connection with a property that is being developed by a third party, as well as dividends earned on an equity investment.

Depreciation expense increased by $2.5 million to $39.1 million in 2001 compared to 2000, primarily due to depreciation expense related to the initiation of depreciation on recently developed communities as well as a full year of depreciation on communities acquired during the second half of 2000, offset by the absence of a full year of depreciation on communities sold during 2000 and 2001. Depreciation expense increased by $2.2 million to $36.6 million in 2000 compared to 1999, primarily due to depreciation expense related to the 2000 acquisitions and increased depreciation of communities in lease-up.

Interest expense increased by $1.2 million in 2001 compared to 2000 primarily due to an increase of $45.9 million in our average indebtedness outstanding, offset by a decrease in the effective interest rate of 0.34% (7.04% to 6.70%) in 2001 as compared to 2000. Interest expense increased by $1.4 million in 2000 compared to 1999 primarily due to an increase of $56.4 million in our average indebtedness outstanding and an increase in the effective interest rate of 0.39% (6.65% to 7.04%) in 2000 as compared to 1999.

General and administrative expenses before non-recurring charges of $1.8 million were $4.8 million for the year ended December 31, 2001. Approximately $900,000 of the non-recurring charges is related to an increase in our reserve for the costs of abandoned pursuit projects and approximately $900,000 is related to severance costs associated with senior staff reductions in our organization. General and administrative expenses before non-recurring charges have remained relatively stable as a percentage of total revenues. As a percentage of total revenues, general and administrative expenses before non-recurring charges were 2.5% in 2001, 2.5% in 2000 and 2.2% in 1999.

The $34.4 million gain on sale of assets in 2001 resulted from the disposition of one parcel of land and nine communities. The nine communities were (referred to below using former community names):

| Community | Market |
|---|---|
| Summit Arbors | Charlotte, NC |
| Summit Deerfield | Cincinnati, OH |
| Summit Gateway | Tampa, FL |
| Summit Lofts | Tampa, FL |
| Summit Palm Lake | South Florida |
| Summit Radbourne | Charlotte, NC |
| Summit Stony Point | Richmond, VA |
| Summit Walk | Tampa, FL |
| Summit Waterford | Richmond, VA |

The communities disposed of in 2001 were part of our plan to dispose of assets that no longer meet our growth objectives or to make desired changes in the number of apartment homes in each of our markets. We believe that by concentrating our efforts and capital in a limited number of large markets we will gain a competitive advantage as we improve operational efficiencies, build a more significant brand name and improve market knowledge. Also, by disposing of assets that no longer meet our long-term growth objectives, capital is provided to fund the development of new assets with higher growth potential.

The $38.5 million gain on sale of assets in 2000 resulted from the disposition of seven communities. The $17.4 million gain on sale of assets in 1999 also resulted from the disposition of seven communities.

## LIQUIDITY AND CAPITAL RESOURCES

### Liquidity

Net cash provided by operating activities decreased from $71.0 million for the year ended December 31, 2000 to $66.5 million for the year ended December 31, 2001, primarily due to a $4.2 million decrease in income before gain on sale of real estate assets, impairment loss on technology investments and minority interest of common unitholders in the Operating Partnership.

Net cash provided by investing activities was $6.2 million for the year ended December 31, 2001. Net cash used in investing activities was $118.2 million for the year ended December 31, 2000. The increase in cash provided by investing activities is due to a decrease of $33.4 million in cash expended for acquisition communities from 2000, a decrease in cash used for the construction of real estate assets and land acquisitions of $56.4 million and an increase of $42.8 million in proceeds from the sale of communities, offset by an increase in cash used to invest in real estate joint ventures of $4.3 million and a decrease in net cash received for notes receivable of $2.9 million. In addition to cash proceeds received in connection with 2001 dispositions, proceeds from the sale of communities represent funds expended from like-kind exchange escrows. In the event that the proceeds from these property sales are not fully invested in qualified like-kind property during the required time period, a special distribution may be made or company level tax may be incurred.

Net cash used in financing activities was $74.1 million for the year ended December 31, 2001. Net cash provided by financing activities was $46.2 million for the year ended December 31, 2000. The increase in cash used in financing activities during 2001 is primarily due to a decrease in net borrowings from 2000 to 2001 of $111.0 million on our unsecured credit facility and a decrease in proceeds received from the issuance of mortgage debt of $48.3 million, all offset by a decrease in repayments of unsecured notes and mortgages in the aggregate amount of $18.1 million, an increase in net borrowings on unsecured medium-term notes of $3.0 million, a decrease in cash used for the repurchase of common stock and the acquisition of minority interest in the aggregate amount of $9.6 million, a decrease in cash used for employee notes receivable of $8.6 million and a decrease in cash used for deferred financing charges of $1.3 million.

The ratio of earnings to fixed charges was 1.83 to 1 for the year ended December 31, 2001 compared to 1.99 to 1 for the year ended December 31, 2000.

We have elected to be taxed as a REIT under Sections 856 and 860 of the Internal Revenue Code of 1986, as amended. REITs are subject to a number of organizational and operational requirements, including a requirement that 90% of ordinary taxable income be distributed. As a REIT, we generally will not be subject to federal income tax on net income to the extent taxable income is distributed.

Our outstanding indebtedness as of December 31, 2001 totaled $717.6 million. This amount includes $289.5 million in fixed rate conventional mortgages, $22.2 million of variable rate tax exempt bonds, $308.0 million of unsecured notes, $3.9 million of tax exempt fixed rate loans, and $94.0 million under our unsecured credit facility.

We expect to meet our short-term liquidity requirements (i.e., liquidity requirements arising within 12 months) including recurring capital expenditures relating to maintaining our existing properties, generally through our working capital, net cash provided by operating activities and borrowings under our unsecured credit facility. We believe that our cash provided by operating activities will be adequate to meet operating requirements and payments of dividends and distributions during the next twelve months.

We expect to meet our long-term liquidity requirements (i.e., liquidity requirements arising after 12 months), such as scheduled mortgage debt maturities, property acquisitions, financing of construction and development activities and other non-recurring capital improvements, through the issuance of unsecured notes and equity securities, from undistributed funds from operations (see page 32), from proceeds received from the disposition of certain properties, and, in connection with the acquisition of land or improved property, through the issuance of common units by the Operating Partnership.

## Credit Facility

We have a syndicated unsecured line of credit in the amount of $225.0 million. The credit facility provides funds for new development, acquisitions and general working capital purposes. Loans under the credit facility bear interest at LIBOR plus 100 basis points. The spread component of the aggregate interest rate will change in the event of an upgrade or downgrade of our unsecured credit rating of BBB- by Standard & Poor's Rating Services and Baa3 by Moody's Investors Service. The credit facility is repayable monthly on an interest only basis with principal due at maturity. The credit facility's initial three-year term was scheduled to expire on September 26, 2003. On July 6, 2001, we closed on a one-year extension option under this credit facility. The new maturity date is September 26, 2004, and all other terms and covenants of the credit facility remain unchanged. The credit facility had an average interest rate of 4.99% in 2001, 7.20% in 2000 and 6.06% in 1999 and an average balance outstanding of $113.5 million in 2001, $119.8 million in 2000 and $99.2 million in 1999. In addition, the maximum outstanding principal amount was $146.5 million in 2001, $174.0 million in 2000 and $176.0 million in 1999. As of December 31, 2001, the outstanding balance of the credit facility was $94.0 million, leaving $131.0 million of remaining availability on the $225.0 million commitment.

The credit facility also provides a bid sub-facility equal to a maximum of fifty percent of the total facility ($112.5 million). This sub-facility provides us with the choice to place borrowings in fixed LIBOR contract periods of thirty, sixty, ninety and one hundred eighty days. We may have up to seven fixed LIBOR contracts outstanding at any one time. Upon proper notifications, all lenders participating in the credit facility may, but are not obligated to, participate in a competitive bid auction for these fixed LIBOR contracts.

The credit facility requires that we comply with certain affirmative, negative and financial covenants. We were in compliance with these covenants as of December 31, 2001.

## Medium-Term Notes

On April 20, 2000, we commenced a new program for the sale by the Operating Partnership of up to $250.0 million aggregate principal amount of medium-term notes ("MTNs"), due nine months or more from the date of issuance. During the year ended December 31, 2001, the Operating Partnership issued notes with an aggregate principal amount of $60.0 million in connection with the new MTN program, including (a) $25.0 million of notes which are due on May 9, 2006 and bear interest at 7.04% per year and (b) $35.0 million of notes which are due on May 9, 2011 and bear interest at 7.703% per year. We had notes with an aggregate principal amount of $112.0 million outstanding in connection with the new MTN program as of December 31, 2001.

On May 29, 1998, we established a program for the sale by the Operating Partnership of up to $95.0 million aggregate principal amount of MTNs due nine months or more from the date of issuance. We had notes with an aggregate principal amount of $25.0 million outstanding in connection with this MTN program as of December 31, 2001. As a result of the commencement of the $250.0 million MTN program, we cannot issue any additional notes under the $95.0 million MTN program.

## Preferred Units

As of December 31, 2001, the Operating Partnership had outstanding 3.4 million preferred units of limited partnership interest designated as 8.95% Series B Cumulative Redeemable Perpetual Preferred Units. These preferred units are redeemable by the Operating Partnership on or after April 29, 2004 for cash at a redemption price equal to the holder's capital account or, at our option, shares of our 8.95% Series B Cumulative Redeemable Perpetual Preferred Stock, or a combination of cash and shares of our 8.95% Series B Cumulative Redeemable Perpetual Preferred Stock. Holders of the Series B preferred units have the right to exchange these preferred units for shares of our Series B preferred stock on a one-for-one basis, subject to adjustment: (a) on or after April 29, 2009, (b) if full quarterly distributions are not made for six quarters, or (c) upon the occurrence of specified events related to the treatment of the Operating Partnership or the preferred units for federal income tax purposes. Distributions on the Series B preferred units are cumulative from the date of original issuance and are payable quarterly at the rate of 8.95% per year of the $25.00 original capital contribution. We made distributions to the holders of the Series B preferred units in the aggregate amount of $7.6 million during each of the years ended December 31, 2001 and 2000.

As of December 31, 2001, the Operating Partnership had outstanding 2.2 million preferred units of limited partnership interest designated as 8.75% Series C Cumulative Redeemable Perpetual Preferred Units. The preferred units are redeemable by the Operating Partnership on or after September 3, 2004 for cash at a redemption price equal to the holder's capital account. Holders of the Series C preferred units have the right to exchange these preferred units for shares of our Series C preferred stock on a one-for-one basis, subject to adjustment: (a) on or after September 3, 2009, (b) if full quarterly distributions are not made for six quarters, (c) upon the occurrence of specified events related to the treatment of the Operating Partnership or the preferred units for federal income tax purposes, or (d) if the holdings in the Operating Partnership of the Series C unitholder exceed 18% of the total profits of or capital interest in the Operating Partnership for a taxable year. Distributions on the Series C preferred units are cumulative from the date of original issuance and are payable quarterly at the rate of 8.75% per year of the $25.00 original capital contribution. We made distributions to the holder of the Series C preferred units in the aggregate amount of $4.8 million during each of the years ended December 31, 2001 and 2000.

## Common Stock Repurchase Program

On March 12, 2000, our Board of Directors authorized a common stock repurchase program pursuant to which we were authorized to purchase up to an aggregate of $25.0 million of currently issued and outstanding shares of our common stock. During 2001, our Board of Directors increased the size of this common stock repurchase program to $56.0 million. All repurchases have been, and will be, made on the open market at prevailing prices or in privately negotiated transactions. This authority may be exercised from time to time and in such amounts as market conditions warrant. We repurchased 8,800 shares of our common stock for an aggregate purchase price, including commissions, of $197,000, or an average price of $22.39 per share during the year ended December 31, 2001 under the common stock repurchase program. During the year ended December 31, 2000, we repurchased 279,400 shares of our common stock for an aggregate purchase price, including commissions, of $5.5 million, or an average price of $19.80 per share under this program.

During 2000, we completed a common stock repurchase program pursuant to which we were authorized to purchase up to an aggregate of $50.0 million of our common stock. During 2000, we repurchased 131,900 shares of our common stock for an aggregate purchase price, including commissions, of $2.5 million, or an average price of $18.88 per share under this program. The total number of shares of our common stock repurchased was 2.5 million shares for an aggregate purchase price, including commissions, of $50.0 million, or an average price of $19.63 per share under this program.

## Employee Loan Program

Our Board of Directors believes that ownership of our common stock by our executive officers and certain other qualified employees will align the interests of these officers and employees with the interests of our stockholders. To this end, our Board of Directors approved, and we instituted, a loan program under which we may lend amounts to certain of our executive officers and other qualified employees to (a) finance the purchase of our common stock on the open market at then-current market prices, (b) finance the payment of the exercise price of one or more stock options to purchase shares of our common stock, or (c) finance the annual tax liability or other expenses of an executive officer related to the vesting of shares of common stock which constitute a portion of a restricted stock award granted to the executive officer. We have amended the terms of the loan program from time to time since its inception in 1997. The relevant officer or employee has executed a promissory note and security agreement related to each loan extended. Each outstanding note bears interest at a rate established on the date of the note, is full recourse to the officers and employees and is collateralized by the shares of our common stock which are the subject of the loans.

## Impairment Loss

Management considers events and circumstances that may indicate impairment of an investment, including operating performance and cash flow projections. Management determined during the quarter ended June 30, 2001 that our investments in Broadband Now, Inc. and Yieldstar Technology LLC were impaired and that such impairment was other than temporary. As a result, we recorded an impairment loss in the aggregate amount of $1.2 million, which represents our entire investment in these two technology companies. We have no other technology company investments.

## Schedule of Debt

The following table sets forth information regarding our debt financing as of December 31, 2001 and 2000 (dollars in thousands):

| | Interest Rate as of December 31, 2001 | Maturity Date(1) | Principal Outstanding December 31, 2001 | Principal Outstanding December 31, 2000 |
|---|---|---|---|---|
| **Fixed Rate Debt** | | | | |
| **Mortgage Loan(2)** | 6.76% | 10/15/08 | **$137,321** | $140,550 |
| **Mortgage Loan(3)** | 8.00% | 9/1/05 | **8,161** | 8,272 |
| **Mortgage Notes** | | | | |
| Summit Foxcroft | 8.00% | 4/1/20 | **2,438** | 2,519 |
| Summit Sand Lake | 7.88% | 2/15/06 | **13,603** | 13,990 |
| Summit Fair Lakes | 7.82% | 7/1/10 | **48,340** | 48,340 |
| Summit Buena Vista | 6.75% | 2/15/07 | **24,539** | 24,980 |
| Summit Belcourt | 6.75% | 1/1/06 | **9,209** | 9,386 |
| Summit Camino Real | 6.75% | 6/1/06 | **16,213** | 16,519 |
| Summit Turtle Rock | 6.75% | 12/1/05 | **10,431** | 10,634 |
| Summit Arboretum | 6.75% | 12/1/05 | **19,194** | 19,567 |
| Mortgage Notes paid in 2001 | | | — | 8,294 |
| **Tax Exempt Mortgage Note** | | | | |
| Summit Crossing | 6.95% | 11/1/25 | **3,918** | 3,985 |
| **Total Secured Debt** | | | 293,367 | 307,036 |
| **Unsecured Notes** | | | | |
| 7.87% Medium-Term Notes due 2003 | 7.87% | 10/20/03 | **17,000** | 17,000 |
| 8.037% Medium-Term Notes due 2005 | 8.04% | 11/17/05 | **25,000** | 25,000 |
| 7.04% Medium-Term Notes due 2006 | 7.04% | 5/9/06 | **25,000** | — |
| 7.59% Medium-Term Notes due 2009 | 7.59% | 3/16/09 | **25,000** | 25,000 |
| 8.50% Medium-Term Notes due 2010 | 8.50% | 7/19/10 | **10,000** | 10,000 |
| 7.703% Medium-Term Notes due 2011 | 7.70% | 5/9/11 | **35,000** | — |
| 6.80% Notes due 2002 | 6.80% | 8/15/02 | **25,000** | 25,000 |

| | Interest Rate as of December 31, 2001 | Maturity Date(1) | Principal Outstanding December 31, 2001 | 2000 |
|---|---|---|---|---|
| 6.63% Notes due 2003 | 6.63% | 12/15/03 | **30,000** | 30,000 |
| 6.95% Notes due 2004 | 6.95% | 8/15/04 | **50,000** | 50,000 |
| 7.20% Notes due 2007 | 7.20% | 8/15/07 | **50,000** | 50,000 |
| Bank Note due 2002 | 7.85% | 8/3/02 | **16,000** | 16,000 |
| Unsecured Notes paid in 2001 | | | — | 30,000 |
| **Total Unsecured Debt** | | | **308,000** | 278,000 |
| **Total Fixed Rate Debt** | | | **601,367** | 585,036 |
| **Variable Rate Debt** | | | | |
| Unsecured Credit Facility | LIBOR + 100 | 9/26/04 | **94,000** | 141,500 |
| **Tax Exempt Bonds(4)** | | | | |
| Summit Belmont | 3.10% | 4/1/07 | **10,785** | 11,005 |
| Summit Pike Creek | 3.10% | 8/15/20 | **11,408** | 11,648 |
| Tax Exempt Bonds paid in 2001 | | | — | 14,710 |
| **Total Tax Exempt Bonds** | | | **22,193** | 37,363 |
| **Total Variable Rate Debt** | | | **116,193** | 178,863 |
| **Total Outstanding Indebtedness** | | | **$717,560** | $763,899 |

*(1) All of the secured debt can be prepaid at any time. Prepayment of all secured debt is generally subject to penalty or premium.*

*(2) Mortgage loan secured by the following communities:*

| | | |
|---|---|---|
| *Summit Ballantyne* | *Summit Las Palmas* | *Summit Plantation* |
| *Summit Del Ray* | *Summit Meadow* | *Summit St. Clair* |
| *Summit Glen* | *Summit Norcroft* | *Summit Windsor* |
| *Summit Highland* | *Summit on the River* | |

*(3) Mortgage Loan secured by the following communities:*

*Summit Simsbury*
*Summit Touchstone*

*(4) The tax exempt bonds bear interest at various rates set by a remarketing agent at the demand note index plus 0.50%, set weekly, or the lowest percentage of prime which allows the resale at a price of par. The bonds are enhanced by letters of credit from a financial institution, each of which credit enhancement will terminate prior to the maturity dates of the related bonds. In the event these credit enhancements are not renewed or replaced upon termination, the related loan obligations will be accelerated.*

The one-month LIBOR rate as of December 31, 2001 was 1.87%.

Our outstanding indebtedness (excluding our unsecured credit facility which matures in 2004) had an average maturity of 5.6 years as of December 31, 2001. The aggregate annual maturities of all outstanding debt as of December 31, 2001 (excluding our unsecured credit facility which had an outstanding balance of $94.0 million as of December 31, 2001) are as follows (in thousands):

| | |
|---|---|
| 2002 | $ 47,179 |
| 2003 | 53,584 |
| 2004 | 57,014 |
| 2005 | 66,983 |
| 2006 | 65,586 |
| Thereafter | 333,214 |
| Total | $623,560 |

Of the significant maturities in the above table, $16.0 million relates to the unsecured bank notes that mature in 2002; $25.0 million relates to unsecured notes due in 2002; $30.0 million relates to unsecured notes due in 2003; $17.0 million relates to unsecured medium-term notes due in 2003; $50.0 million relates to unsecured notes due in 2004; $25.0 million relates to unsecured medium-term notes due in 2005; $35.4 million relates to fixed-rate mortgage notes due in 2005; $25.0 million relates to unsecured medium-term notes due in 2006; and $34.8 million relates to fixed-rate mortgage notes due in 2006.

## Market Risk

Our capital structure includes the use of variable rate and fixed rate debt and, therefore, we are exposed to the impact of changes in interest rates. We generally refinance maturing debt instruments at then-existing market interest rates and terms which may be more or less favorable than the interest rates and terms of the maturing debt. While we have historically had limited involvement with derivative financial instruments, we may utilize such instruments in certain situations to hedge interest rate exposure by modifying the interest rate characteristics of related balance sheet instruments and prospective financing transactions. We generally do not utilize derivative financial instruments for trading or speculative purposes.

As of December 31, 2001, we had one interest rate swap with a notional amount of $30.0 million, relating to $30.0 million of 6.625% fixed rate notes issued under our MTN program. Under the interest rate swap agreement, through the maturity date of December 15, 2003, (a) we have agreed to pay to the counterparty the interest on a $30.0 million notional amount at a floating interest rate of three-month LIBOR plus 11 basis points, and (b) the counterparty has agreed to pay to us the interest on the same notional amount at the fixed rate. The floating rate as of December 31, 2001 was 1.98%. The fair value of the interest rate swap was $1.8 million as of December 31, 2001. The swap has been designated as a fair value hedge of the underlying fixed rate debt obligation and has been recorded as a reduction of the related debt instrument. We assume no ineffectiveness as the interest rate swap meets the short-cut method conditions required under FAS 133 for fair value hedges of debt instruments. Accordingly, no gains or losses were recorded in income relative to our underlying debt and interest rate swap.

The following table provides information about our interest rate swap and other financial instruments that are sensitive to changes in interest rates and should be read in conjunction with the accompanying consolidated financial statements and related notes. For debt, the table presents principal cash flows and related weighted average interest rates in effect as of December 31, 2001 by expected maturity dates. The weighted average interest rates presented in this table for the tax exempt variable rate debt are inclusive of credit enhancement fees. For the interest rate swap, the table presents the notional amount and related weighted average pay rate by year of maturity (dollars in thousands):

## EXPECTED YEAR OF MATURITY

| | 2002 | 2003 | 2004 | 2005 | 2006 | Thereafter | 2001 Total | 2000 Total |
|---|---|---|---|---|---|---|---|---|
| **Fixed Rate Debt:** | | | | | | | | |
| Conventional fixed rate | $ 5,648 | $ 6,048 | $ 6,474 | $41,436 | $40,034 | $189,809 | $289,449 | $303,051 |
| Average interest rate | 6.89% | 6.89% | 6.89% | 7.00% | 7.09% | 7.04% | 7.03% | 6.86% |
| Tax exempt fixed rate | 71 | 76 | 80 | 87 | 92 | 3,512 | 3,918 | 3,985 |
| Average interest rate | 6.95% | 6.95% | 6.95% | 6.95% | 6.95% | 6.95% | 6.95% | 6.95% |
| Unsecured fixed rate | 41,000 | 47,000 | 50,000 | 25,000 | 25,000 | 120,000 | 308,000 | 278,000 |
| Average interest rate | 7.21% | 7.08% | 6.95% | 8.04% | 7.04% | 7.54% | 7.33% | 7.25% |
| Total fixed rate debt | 46,719 | 53,124 | 56,554 | 66,523 | 65,126 | 313,321 | 601,367 | 585,036 |
| Average interest rate | 7.17% | 7.05% | 6.94% | 7.39% | 7.07% | 7.23% | 7.14% | 7.12% |
| **Variable Rate Debt:** | | | | | | | | |
| Tax exempt variable rate | 460 | 460 | 460 | 460 | 460 | 19,893 | 22,193 | 37,363 |
| Average interest rate | 4.21% | 4.21% | 4.21% | 4.21% | 4.21% | 4.21% | 4.21% | 5.65% |
| Variable rate credit facility | — | — | 94,000 | — | — | — | 94,000 | 141,500 |
| Average interest rate | — | — | 4.99% | — | — | — | 4.99% | 7.20% |
| Total variable rate debt | 460 | 460 | 94,460 | 460 | 460 | 19,893 | 116,193 | 178,863 |
| Average interest rate | 4.21% | 4.21% | 4.99% | 4.21% | 4.21% | 4.21% | 4.84% | 6.88% |
| Total debt | $47,179 | $53,584 | $151,014 | $66,983 | $65,586 | $333,214 | $717,560 | $763,899 |
| Average interest rate | 7.14% | 7.03% | 5.72% | 7.37% | 7.05% | 7.05% | 6.72% | 7.01% |
| **Interest Rate Swap:** | | | | | | | | |
| Pay variable/receive fixed | | $30,000 | | | | | $ 30,000 | $ 30,000 |
| Average pay rate | | 3-month LIBOR +0.11% | | | | | 3-month LIBOR +0.11% | 3-month LIBOR +0.11% |
| Receive rate | | 6.625% | | | | | 6.625% | 6.625% |

We estimate that the fair value of the debt approximates carrying value based upon our effective borrowing rates for issuance of debt with similar terms and remaining maturities.

## ACQUISITIONS AND DISPOSITIONS

During the year ended December 31, 2001, we sold one parcel of land and nine communities comprising 2,189 apartment homes for an aggregate sales price of $167.6 million, resulting in an aggregate net gain on sale of $34.4 million. Net proceeds from three of the nine communities, equaling $31.7 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations. The parcel of land was located in Richmond, Virginia and the nine communities sold were the former Summit Palm Lake, Summit Arbors, Summit Radbourne, Summit Lofts, Summit Gateway, Summit Stony Point, Summit Deerfield, Summit Waterford and Summit Walk.

During the year ended December 31, 2001, a joint venture in which we hold a 25% interest, sold a community, the former Summit Station, for $11.9 million. This sale resulted in the recognition by the joint venture of a gain of $1.1 million, of which we recorded $271,000 based on our equity interest.

We acquired no communities during the year ended December 31, 2001.

During the year ended December 31, 2000, we sold seven communities comprising 1,676 apartment homes for an aggregate sales price of $103.9 million, resulting in a gain on sale of $38.5 million. Net proceeds from six of the seven communities, equaling $78.1 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations. The communities sold were the former Summit Creekside, Summit Eastchester, Summit Sherwood, Summit Blue Ash, Summit Park, Summit River Crossing and Summit Village.

On August 1, 2000, we exercised our option to purchase our joint venture partner's interest in each of two communities, Summit Sweetwater and Summit Shiloh, both located in Atlanta, Georgia. The acquisition of these two communities added 490 apartment homes to our portfolio at an aggregate purchase price of $36.0 million. The acquisitions were financed with the issuance of 96,455 common units valued, in the aggregate, at $2.2 million and the payment of $33.8 million in cash.

During the year ended December 31, 1999, we sold seven communities comprising 1,518 apartment homes for an aggregate sales price of $76.0 million, resulting in a gain on sale of $17.4 million. Net proceeds from the seven communities, equaling $54.4 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations. The communities sold were the former Summit Hampton, Summit Oak, Summit Beacon Ridge, Summit Perico, Summit McIntosh, Summit Heron's Run and Summit East Ridge.

We acquired no communities during the year ended December 31, 1999.

## COMMUNITIES BEING MARKETED FOR SALE

As of December 31, 2001, we had one apartment community, Summit Breckenridge, located in Richmond, Virginia, under contract for sale. Summit Breckenridge is expected to be sold during the second quarter of 2002. The sale of Summit Breckenridge is subject to customary closing conditions. The assets of Summit Breckenridge were recorded at the lower of cost or fair value less costs to sell, or $8.0 million, as of December 31, 2001. The property operating income from Summit Breckenridge represented less than 1.5% of our property operating income for the year ended December 31, 2001. Proceeds from the sale of Summit Breckenridge are expected to be used to fund future development.

## DEVELOPMENT ACTIVITY

Development communities in process as of December 31, 2001 are summarized as follows (dollars in thousands):

| Community | Apartment Homes | Total Estimated Costs | Cost To Date | Estimated Cost To Complete | Anticipated Construction Completion |
|---|---|---|---|---|---|
| Summit Grand Parc — Washington, D.C. | 105 | $ 35,900 | $ 25,819 | $10,081 | Q2 2002 |
| Summit Shiloh II — Atlanta, GA | 50 | 3,900 | 2,757 | 1,143 | Q2 2002 |
| Summit Brookwood — Atlanta, GA | 359 | 41,500 | 21,404 | 20,096 | Q4 2002 |
| Summit Valleybrook — Philadelphia, PA | 352 | 37,000 | 24,246 | 12,754 | Q1 2003 |
| Summit Roosevelt — Washington, D.C. | 198 | 49,600 | 19,343 | 30,257 | Q3 2003 |
| Summit Stockbridge — Atlanta, GA | 304 | 23,600 | 2,543 | 21,057 | Q4 2003 |
| Other development and construction costs(1) | — | — | 46,242 | — | |
| Totals | 1,368 | $191,500 | $142,354 | $95,388 | |

*(1) Consists primarily of land held for development and other pre-development costs.*

The estimated cost to complete the development communities listed above of $95.4 million, as well as our commitment to purchase Summit Brickell for an estimated price ranging from $50.5 million to $60.0 million (see the section entitled "Commitments and Contingencies" below), represent substantially all of our material commitments for capital expenditures as of December 31, 2001.

### Factors Affecting the Performance of Our Development Communities

We are optimistic about the operating prospects of the communities under construction. As with any development community, there are uncertainties and risks associated with the development of the communities described above. While we have prepared development budgets and have estimated completion and stabilization target dates based on what we believe are reasonable assumptions in light of current conditions, there can be no assurance that actual costs will not exceed current budgets or that we will not experience construction delays due to the unavailability of materials, weather conditions or other events. We also may be unable to obtain, or experience delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations.

Other development risks include the possibility of incurring additional costs or liabilities resulting from increased costs for materials or labor or other unexpected costs or defects in construction material, and the possibility that financing may not be available on favorable terms, or at all, to pursue or complete development activities. Similarly, market conditions at the time these communities become available for leasing will affect the rental rates that may be charged and the period of time necessary to achieve stabilization, which could make one or more of the development communities unprofitable or result in achieving stabilization later than currently anticipated.

In addition, we are conducting feasibility and other pre-development work for five communities. We could abandon the development of any one or more of these potential communities in the event that we determine that market conditions do not support development, financing is not available on favorable terms or at all, or we are unable to obtain necessary permits and authorizations, or due to other circumstances which may prevent development. During 2001, we wrote off pursuit costs associated with several potential communities and increased our reserve for pursuit projects by $900,000 in anticipation of abandoning three additional projects. There can be no assurance that, if we do pursue one or more potential communities, that we will be able to complete construction within the currently estimated development budgets or that construction can be started at the time currently anticipated.

## AMERICANS WITH DISABILITIES ACT AND SIMILAR LAWS

Under the Americans with Disabilities Act, all places of public accommodation are required to meet federal requirements related to access and use by disabled persons. We believe that our communities are substantially in compliance with present requirements of the Americans with Disabilities Act as they apply to multifamily dwellings. A number of additional federal, state and local laws exist or may be imposed which also may require modifications to our communities or regulate certain further renovations with respect to access by disabled persons. The ultimate amount of the cost of compliance with the Americans with Disabilities Act or related legislation is not currently ascertainable, and while these costs are not expected to have a material effect on us, they could be substantial. Limitations or restrictions on the completion of renovations may limit application of our investment strategy in particular instances or reduce overall returns on our investments.

## INFLATION

Substantially all of the leases at our communities are for a term of one year or less. The short-term nature of these leases generally serves to reduce the risk of the adverse effect of inflation.

## COMMITMENTS AND CONTINGENCIES

On January 19, 2000, the Operating Partnership entered into a real estate purchase agreement with a third-party real estate developer. Under the terms of the agreement, the Operating Partnership has agreed to purchase upon completion a "Class A" mixed-use community, which will be called Summit Brickell, and is located in Miami, Florida. The Operating Partnership will purchase Summit Brickell upon the earlier of one year after construction completion or the achievement of 80% occupancy. The Operating Partnership may extend this closing obligation for six months after the initial purchase period. The Operating Partnership expects to close on the purchase of Summit Brickell during late 2002 or in 2003. The final purchase price will be determined based on actual construction costs plus a bonus to the developer based on the capitalized income of the property at the time of purchase. The purchase price is expected to range from $50.5 million to $60.0 million. The purchase of Summit Brickell by the Operating Partnership is subject to customary closing conditions. The Operating Partnership has issued a letter of credit in the amount of $13.0 million, which will serve as a credit enhancement to the developer's construction loan. In the event that any amount under the letter of credit is drawn upon, the Operating Partnership shall be treated as having issued a loan to the developer in the amount of such draw. Any such loan will accrue interest at a rate of eighteen percent (18%) per annum.

We have employment agreements with two of our former executive officers, both of whom resigned from such executive positions, but who remain as employees and have agreed to provide various services to us from time to time over the next ten years. Each employment agreement requires that we pay to the former officers a base salary aggregating up to $2.1 million over the period from July 1, 2001 to December 31, 2011. Either party can terminate the employment agreements, effective 20 business days after written notice is given. The full base salary amount due shall be payable through 2011 whether or not the agreements are terminated earlier in accordance with their terms.

## FUNDS FROM OPERATIONS

We consider Funds From Operations ("FFO") to be an appropriate measure of performance of an equity REIT. We compute FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT"). FFO, as defined by NAREIT, represents net income (loss) excluding gains or losses from sales of property, plus depreciation of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures, all determined on a consistent basis in accordance with GAAP. Funds Available for Distribution ("FAD") is defined as FFO less capital expenditures funded by operations (recurring capital expenditures). Our methodology for calculating FFO and FAD may differ from the methodology for calculating FFO and FAD utilized by other real estate companies, and accordingly, may not be comparable to other real estate companies. FFO and FAD do not represent amounts available for management's discretionary use because of needed capital expenditures or expansion, debt service obligations, property acquisitions, development, dividends and distributions or other commitments and uncertainties. FFO and FAD should not be considered as alternatives to net income (determined in accordance with GAAP) as an indication of our financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor are they indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions. We believe FFO and FAD are helpful to investors as measures of our performance because, along with cash flows from operating activities, financing activities and investing activities, they provide investors with an understanding of our ability to incur and service debt and make capital expenditures.

Funds from Operations and Funds Available for Distribution are calculated as follows (dollars in thousands):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income | $ 56,537 | $ 63,874 | $ 45,745 |
| Extraordinary items — Management Company | — | 30 | — |
| Minority interest of common unitholders in Operating Partnership | 8,359 | 10,520 | 7,317 |
| Gain on sale of real estate assets | (34,435) | (38,510) | (17,427) |
| Gain on sale of real estate assets — joint ventures | (271) | — | — |
| Gain on sale of real estate assets — Management Company | — | (238) | — |
| Adjusted net income | 30,190 | 35,676 | 35,635 |
| Depreciation: | | | |
| Real estate assets | 38,746 | 36,383 | 34,324 |
| Real estate joint venture | 1,231 | 1,283 | 748 |
| Funds from Operations | 70,167 | 73,342 | 70,707 |
| Recurring capital expenditures(1) | (4,889) | (5,371) | (6,357) |
| Funds Available for Distribution | $ 65,278 | $ 67,971 | $ 64,350 |
| Non-recurring capital expenditures(2) | $ (4,588) | $ (2,965) | $ (5,348) |
| Cash flow provided by (used in): | | | |
| Operating activities | $ 66,546 | $ 70,968 | $ 59,021 |
| Investing activities | 6,177 | (118,197) | (39,751) |
| Financing activities | (74,057) | 46,247 | (17,977) |
| Weighted average shares and units outstanding — basic | 30,795,910 | 30,696,729 | 32,134,646 |
| Weighted average shares and units outstanding — diluted | 31,106,137 | 30,897,346 | 32,205,637 |

*(1) Recurring capital expenditures are expected to be funded from operations and consist primarily of exterior painting, new appliances, vinyl, blinds, tile, wallpaper and carpet. In contrast, non-recurring capital expenditures, such as major improvements, new garages and access gates, are expected to be funded by financing activities and are, therefore, not included in the calculation of FAD.*

*(2) Non-recurring capital expenditures for the years ended December 31, 2001 and 2000 primarily consisted of major renovations and upgrades of apartment homes in the amounts of $749,000 in 2001 and $643,000 in 2000; $157,000 in 2001 and $74,000 in 2000 for access gates and security fences; $1.7 million in 2001 and $1.7 million in 2000 in other revenue enhancement expenditures; and $1.3 million in alternative landscaping mulch in 2001.*

**INDEPENDENT AUDITORS' REPORT**

# Deloitte & Touche

Board of Directors and Stockholders
Summit Properties Inc.
Charlotte, North Carolina

We have audited the accompanying consolidated balance sheets of Summit Properties Inc. (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Charlotte, North Carolina
January 23, 2002

# Consolidated Balance Sheets

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| | (Dollars in thousands) | |
| **Assets** | | |
| Real estate assets: | | |
| Land and land improvements | $ 179,954 | $ 184,494 |
| Buildings and improvements | 1,010,460 | 1,001,183 |
| Furniture, fixtures and equipment | 77,571 | 74,920 |
| Real estate assets before accumulated depreciation | 1,267,985 | 1,260,597 |
| Less: accumulated depreciation | (156,897) | (147,437) |
| Operating real estate assets | 1,111,088 | 1,113,160 |
| Construction in progress | 142,354 | 167,462 |
| Net real estate assets | 1,253,442 | 1,280,622 |
| Cash and cash equivalents | 1,814 | 3,148 |
| Restricted cash | 21,528 | 41,809 |
| Investments in Summit Management Company and real estate joint ventures | 3,159 | 736 |
| Deferred financing costs, net of accumulated amortization of $7,016 and $5,792 in 2001 and 2000 | 7,148 | 7,760 |
| Notes receivable | 178 | 296 |
| Other assets | 8,388 | 5,780 |
| Total assets | $1,295,657 | $1,340,151 |
| **Liabilities and Stockholders' Equity** | | |
| Liabilities: | | |
| Notes payable | $ 717,560 | $ 763,899 |
| Accrued interest payable | 7,033 | 7,729 |
| Accounts payable and accrued expenses | 22,213 | 20,415 |
| Dividends and distributions payable | 14,156 | 13,481 |
| Security deposits and prepaid rents | 3,342 | 3,959 |
| Total liabilities | 764,304 | 809,483 |
| Commitments and contingencies | | |
| Minority interest of common unitholders in Operating Partnership | 45,492 | 55,730 |
| Minority interest of preferred unitholders in Operating Partnership | 136,261 | 136,261 |
| Stockholders' equity: | | |
| Preferred stock, $.01 par value — 25,000,000 shares authorized, no shares issued and outstanding | — | — |
| Common stock, $.01 par value — 100,000,000 shares authorized, 27,050,221 and 26,431,086 shares issued and outstanding in 2001 and 2000 | 270 | 264 |
| Additional paid-in capital | 420,988 | 415,827 |
| Accumulated deficit | (55,976) | (62,775) |
| Unamortized restricted stock compensation | (1,226) | (942) |
| Employee notes receivable | (14,456) | (13,697) |
| Total stockholders' equity | 349,600 | 338,677 |
| Total liabilities and stockholders' equity | $1,295,657 | $1,340,151 |

See notes to consolidated financial statements.

# Consolidated Statements of Earnings

| | Year Ended December 31, 2001 | 2000 | 1999 |
|---|---|---|---|
| | (Dollars in thousands, except per share data) | | |
| **Revenues:** | | | |
| Rental | $ 177,837 | $ 172,639 | $ 162,859 |
| Other property income | 13,309 | 12,795 | 10,670 |
| Interest | 2,265 | 3,592 | 3,030 |
| Other income | 532 | 618 | 289 |
| Total revenues | 193,943 | 189,644 | 176,848 |
| **Expenses:** | | | |
| Property operating and maintenance: | | | |
| Personnel | 13,396 | 12,036 | 12,796 |
| Advertising and promotion | 2,390 | 2,718 | 2,630 |
| Utilities | 9,125 | 8,654 | 8,544 |
| Building repairs and maintenance | 8,713 | 8,434 | 8,609 |
| Real estate taxes and insurance | 21,006 | 19,248 | 17,684 |
| Depreciation | 39,106 | 36,602 | 34,432 |
| Property supervision | 5,642 | 4,970 | 4,175 |
| Other operating expenses | 3,157 | 3,027 | 2,880 |
| Total property operating and maintenance expenses | 102,535 | 95,689 | 91,750 |
| Interest | 39,854 | 38,649 | 37,282 |
| Amortization | 1,404 | 1,072 | 992 |
| General and administrative | 6,599 | 4,752 | 3,876 |
| (Income) loss on equity investments: | | | |
| Summit Management Company | (448) | 779 | 719 |
| Real estate joint ventures | (99) | 399 | (104) |
| Total expenses | 149,845 | 141,340 | 134,515 |
| Income before gain on sale of real estate assets, impairment loss on technology investments, minority interest of common unitholders in Operating Partnership and dividends to preferred unitholders in Operating Partnership | 44,098 | 48,304 | 42,333 |
| Gain on sale of real estate assets | 34,435 | 38,510 | 17,427 |
| Impairment loss on technology investments | (1,217) | — | — |
| *Income before minority interest of common unitholders in Operating Partnership and dividends to preferred unitholders in Operating Partnership* | 77,316 | 86,814 | 59,760 |
| Minority interest of common unitholders in Operating Partnership | (8,359) | (10,520) | (7,317) |
| Dividends to preferred unitholders in Operating Partnership | (12,420) | (12,420) | (6,698) |
| Net income | $ 56,537 | $ 63,874 | $ 45,745 |
| Per share data: | | | |
| Net income — basic | $ 2.11 | $ 2.42 | $ 1.65 |
| *Net income — diluted* | $ 2.09 | $ 2.41 | $ 1.65 |
| Dividends declared | $ 1.85 | $ 1.75 | $ 1.67 |
| Weighted average shares — basic | 26,789,067 | 26,341,438 | 27,697,904 |
| Weighted average shares — diluted | 27,099,294 | 26,542,056 | 27,768,895 |

See notes to consolidated financial statements.

# Consolidated Statements of Stockholders' Equity

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Unamortized Restricted Stock Compensation | Employee Notes Receivable | Total |
|---|---|---|---|---|---|---|
| | | | (Dollars in thousands) | | | |
| Balance, December 31, 1998 | $278 | $442,132 | $(80,281) | $ (728) | $ (2,476) | $358,925 |
| Dividends | — | — | (46,019) | — | — | (46,019) |
| Proceeds from dividend reinvestment and stock purchase plans | 10 | 15,331 | — | — | — | 15,341 |
| Repurchase of common stock | (24) | (47,502) | — | — | — | (47,526) |
| Exercise of stock options | — | 182 | — | — | — | 182 |
| Issuance of restricted stock grants | — | 304 | — | (304) | — | — |
| Amortization of restricted stock grants | — | — | — | 645 | — | 645 |
| Adjustment for minority interest of common unitholders in Operating Partnership | — | 2,427 | — | — | — | 2,427 |
| Issuance of employee notes receivable | — | — | — | — | (3,144) | (3,144) |
| Repayment of employee notes receivable | — | — | — | — | 759 | 759 |
| Net income | — | — | 45,745 | — | — | 45,745 |
| Balance, December 31, 1999 | 264 | 412,874 | (80,555) | (387) | (4,861) | 327,335 |
| Dividends | | | (46,094) | | | (46,094) |
| Proceeds from dividend reinvestment and stock purchase plans | 3 | 4,798 | — | — | — | 4,801 |
| Repurchase of common stock | (4) | (8,020) | — | — | — | (8,024) |
| Conversion of common units to shares | — | 1,159 | — | — | — | 1,159 |
| Exercise of stock options | 1 | 2,085 | — | — | — | 2,086 |
| Issuance of restricted stock grants | — | 1,203 | — | (1,319) | — | (116) |
| Amortization of restricted stock grants | — | — | — | 764 | — | 764 |
| Accrual for issuance of contingent stock grants | — | 1,171 | — | — | — | 1,171 |
| Adjustment for minority interest of common unitholders in Operating Partnership | — | 1,128 | — | — | — | 1,128 |
| Issuance of employee notes receivable | — | — | — | — | (10,793) | (10,793) |
| Repayment of employee notes through stock redemption | — | (571) | — | — | 571 | — |
| Repayment of employee notes receivable | — | — | — | — | 1,386 | 1,386 |
| Net income | — | — | 63,874 | — | — | 63,874 |
| Balance, December 31, 2000 | 264 | 415,827 | (62,775) | (942) | (13,697) | 338,677 |
| Dividends | — | — | (49,738) | — | — | (49,738) |
| Proceeds from dividend reinvestment and stock purchase plans | 3 | 7,670 | — | — | — | 7,673 |
| Repurchase of common stock | — | (197) | — | — | — | (197) |
| Conversion of common units to shares | 1 | 4,020 | — | — | — | 4,021 |
| Exercise of stock options | 1 | 1,013 | — | — | — | 1,014 |
| Issuance of restricted stock grants | — | 144 | — | (409) | — | (265) |
| Amortization of restricted stock grants | — | — | — | 748 | — | 748 |
| Issuance of contingent stock grants | 1 | 789 | — | (1,253) | — | (463) |
| Amortization of contingent stock grants | — | — | — | 630 | — | 630 |
| Adjustment for minority interest of common unitholders in Operating Partnership | — | (8,278) | — | — | — | (8,278) |
| Issuance of employee notes receivable | — | — | — | — | (3,940) | (3,940) |
| Repayment of employee notes receivable | — | — | — | — | 3,181 | 3,181 |
| Net income | — | — | 56,537 | — | — | 56,537 |
| Balance, December 31, 2001 | $270 | $420,988 | $(55,976) | $(1,226) | $(14,456) | $349,600 |

See notes to consolidated financial statements.

## Consolidated Statements of Cash Flows

| | Years Ended December 31, | | |
|---|---|---|---|
| | **2001** | 2000 | 1999 |
| | (Dollars in thousands) | | |
| Cash flows from operating activities: | | | |
| Net income | **$ 56,537** | $ 63,874 | $ 45,745 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Minority interest of common unitholders in Operating Partnership | **8,359** | 10,520 | 7,317 |
| Impairment loss on technology investments | **1,217** | — | — |
| (Income) loss on equity investments | **(547)** | 1,178 | 615 |
| Gain on sale of real estate assets | **(34,435)** | (38,510) | (17,427) |
| Depreciation and amortization | **41,836** | 39,387 | 35,304 |
| Increase in restricted cash | **(3,087)** | (3,633) | (4,722) |
| Increase in other assets | **(996)** | (631) | (685) |
| (Decrease) increase in accrued interest payable | **(696)** | 711 | 212 |
| Decrease in accounts payable and accrued expenses | **(1,107)** | (2,187) | (7,000) |
| (Decrease) increase in security deposits and prepaid rents | **(535)** | 259 | (338) |
| Net cash provided by operating activities | **66,546** | 70,968 | 59,021 |
| Cash flows from investing activities: | | | |
| Construction of real estate assets and land acquisitions, net of payables | **(117,079)** | (173,473) | (127,764) |
| Purchase of communities | **—** | (33,373) | — |
| Proceeds from sale of communities | **147,980** | 105,131 | 110,873 |
| Capitalized interest | **(11,080)** | (11,117) | (7,888) |
| Investment in real estate joint venture | **(4,285)** | — | — |
| Recurring capital expenditures, net of payables | **(4,889)** | (5,371) | (6,357) |
| Non-recurring capital expenditures | **(4,588)** | (2,965) | (5,348) |
| Decrease (increase) in notes receivable | **118** | 2,971 | (3,267) |
| Net cash provided by (used in) investing activities | **6,177** | (118,197) | (39,751) |
| Cash flows from financing activities: | | | |
| Net (repayments) borrowings on line of credit | **(47,500)** | 63,500 | (75,500) |
| Borrowings on unsecured bonds | **—** | — | 25,000 |
| Proceeds from issuance of mortgage debt | **—** | 48,340 | — |
| Repayments of unsecured notes | **—** | (15,000) | — |
| Borrowings on unsecured medium-term notes | **60,000** | 52,000 | — |
| Repayments on unsecured medium-term notes | **(30,000)** | (25,000) | — |
| Repayments of mortgage debt | **(5,436)** | (8,548) | (5,077) |
| Repayments of tax exempt bonds | **(660)** | (1,025) | (1,155) |
| Increase in deferred financing costs | **(1,212)** | (2,481) | (467) |
| Net proceeds from dividend reinvestment and stock purchase plans | **7,673** | 4,801 | 15,341 |
| Dividends and distributions to unitholders | **(56,252)** | (53,259) | (53,186) |
| Exercise of stock options | **1,014** | 2,086 | 182 |
| Decrease in advance proceeds from direct stock purchase plan | **—** | — | (9,474) |
| Issuance of preferred units in Operating Partnership | **—** | — | 136,270 |
| Repurchase of common stock | **(197)** | (8,020) | (47,526) |
| Acquisition of minority interest | **—** | (1,759) | — |
| Issuance of restricted stock awards | **(728)** | 19 | — |
| Repayments of employee notes receivable | **3,181** | 1,386 | 759 |
| Increase in employee notes receivable | **(3,940)** | (10,793) | (3,144) |
| Net cash (used in) provided by financing activities | **(74,057)** | 46,247 | (17,977) |
| Net (decrease) increase in cash and cash equivalents | **(1,334)** | (982) | 1,293 |
| Cash and cash equivalents, beginning of year | **3,148** | 4,130 | 2,837 |
| Cash and cash equivalents, end of year | **$ 1,814** | $ 3,148 | $ 4,130 |
| Supplemental disclosure of cash flow information — Cash paid for interest, net of capitalized interest | **$ 40,550** | $ 37,938 | $ 37,070 |

See notes to consolidated financial statements.

## 1. Organization and Formation

Summit Properties Inc. was initially organized as a Maryland real estate investment trust on December 1, 1993 under the Maryland Real Estate Investment Trust Act. We became a Maryland corporation under the General Corporation Law of Maryland on January 13, 1994. On February 15, 1994, we completed an initial public offering of 10 million shares of common stock, par value $0.01 per share. In connection with the initial public offering, we consummated a business combination involving the partnerships which owned 27 communities and the affiliated entities which provided development, construction, management and leasing services to each of the communities prior to the initial public offering. A portion of the proceeds from the initial public offering was used to acquire an economic and voting interest in the Operating Partnership, which was formed to succeed to substantially all of the interests of the property partnerships in the communities and the operations of the Summit entities. We became the sole general partner and the majority owner of the Operating Partnership upon completion of the initial public offering and, accordingly, report our investment in the Operating Partnership on a consolidated basis.

## 2. Basis of Presentation

All significant intercompany accounts and transactions have been eliminated in consolidation. The financial statements have been adjusted for the minority interest of holders of common units of limited partnership interest in the Operating Partnership. Minority interest of common unitholders in the Operating Partnership is calculated at the balance sheet date based upon the percentage of common units outstanding owned by partners other than Summit to the total number of common units outstanding. Minority interest of common unitholders in the Operating Partnership earnings is calculated based on the weighted average common units outstanding during the period. Common units can be exchanged by the holder for cash in an amount equal to the fair market value of an equivalent number of shares of Summit common stock, or at our option, for shares of common stock on a one-for-one basis (subject to adjustment). As of December 31, 2001, there were 3,558,124 common units outstanding held by unitholders other than Summit, and the closing market price of our common stock was $25.02 per share.

## 3. Summary of Significant Accounting Policies

**Real Estate Assets and Depreciation** — We record our real estate assets at cost less accumulated depreciation and, if necessary, adjust carrying value in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" by reviewing whether the sum of the estimated future net cash flows (undiscounted and without interest charges) from an asset to be held and used is less than the book value of the asset. Assets to be disposed of are recorded at the lower of carrying amount or fair value less costs to sell. No impairment existed as of December 31, 2001.

Expenditures directly related to the acquisition, development and improvement of real estate assets are capitalized at cost as land, buildings and improvements. Improvements are categorized as either non-recurring or recurring capitalized expenditures. Non-recurring capitalized expenditures primarily consist of the cost of improvements such as new garages, water submeters, gated security access and improvements made in conjunction with major renovations of apartment homes. Recurring capitalized expenditures consist primarily of floor coverings, furniture, appliances and equipment and exterior paint and carpentry. All of these expenditures are capitalized and depreciated over the estimated useful lives of the assets (buildings — 40 years; building improvements — 5 to 15 years; land improvements — 15 years; furniture, fixtures and equipment — 5 to 7 years).

Repairs and maintenance, such as landscaping maintenance, interior painting and cleaning and supplies used in such activities, are expensed as incurred. We record the cost of all repairs and maintenance, including planned major maintenance activities, recurring capital expenditures and non-recurring capital expenditures as incurred and do not accrue for such costs in advance.

Interest costs incurred during the construction period are capitalized and depreciated over the lives of the constructed assets. Interest capitalized was $11.1 million in 2001, $11.1 million in 2000 and $7.9 million in 1999.

We capitalize the cost of our development department to the projects currently under construction at a rate of 3.0% of such construction costs. Such costs are then depreciated over the lives of the constructed assets upon their completion. Such costs capitalized were $4.9 million in 2001, $5.4 million in 2000 and $4.5 million in 1999.

**Rental Revenue Recognition** — We lease our residential properties under operating leases with terms of generally one year or less. Rental revenue is recognized on the accrual method of accounting as earned, which is not materially different from revenue recognition on a straight-line basis. We lease our office and retail space under operating leases with terms ranging from two to ten years. Rental revenue for office and retail spaces is recognized on a straight-line basis over the lives of the respective leases. Future minimum rental payments to be received under our current office leases are as follows (in thousands):

| | |
|---|---|
| 2002 | $1,259 |
| 2003 | 1,335 |
| 2004 | 1,302 |
| 2005 | 1,335 |
| 2006 | 1,249 |
| Thereafter | 3,415 |
| | $9,895 |

Of the amounts listed above, $6.8 million represents amounts to be received from Summit Management Company (the "Management Company"), which performs all management and leasing activities for us, as well as management and leasing activities for third parties.

**Cash and Cash Equivalents** — For purposes of the statement of cash flows, we consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

**Restricted Cash** — Restricted cash is comprised primarily of resident security deposits, bond repayment escrows, replacement reserve escrows, and proceeds from apartment community sales deposited with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations.

**Deferred Financing Costs** — Deferred financing costs include fees and costs incurred in conjunction with long-term financings and are amortized on the straight-line method over the terms of the related debt, which approximates the effective interest method.

**Advertising Costs** — We expense advertising costs as incurred.

**Equity Method Investments** — We consolidate investments, including joint ventures, in which we have control, generally those in which we have a voting interest of more than 50%. We record investments in which we exercise significant influence in accordance with APB Opinion No. 18 and AICPA Statement of Position 78-9.

**Per Share Data** — Basic earnings per share are computed based upon the weighted average number of shares outstanding during the respective period. The difference between "basic" and "diluted" weighted average shares is the dilutive effect of our stock options outstanding. The number of shares added to weighted average shares outstanding for the diluted calculation was 310,227 in 2001, 200,618 in 2000 and 70,991 in 1999. Dilution caused by these options decreased earnings per share by $0.02 in 2001, $0.01 in 2000 and had no effect on earnings per share in 1999.

**Estimates** — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**New Accounting Pronouncements** — On June 29, 2001, the Financial Accounting Standards Board approved SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 142 is effective for us beginning January 1, 2002 and we do not expect its adoption to be material to our financial position and results of operations.

The Financial Accounting Standards Board has approved SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs, including legal obligations that result from the acquisition, construction, development and/or the normal operation of long-lived assets. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. We are evaluating the impact of the adoption of this standard and have not yet determined the effect of adoption on our financial position and results of operations.

The Financial Accounting Standards Board has approved SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of " and amends Accounting Principles Bulletin ("APB") No. 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." Along with establishing a single accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale, this standard retains the basic provisions of APB No. 30 for the presentation of discontinued operations in the income statement but broadens that presentation to include a component of an entity. SFAS No. 144 is effective for us beginning January 1, 2002 and we do not expect its adoption to have a material impact on our financial position and results of operations.

**Reclassifications** — Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

## 4. REAL ESTATE JOINT VENTURES

We own a 25% equity interest in a joint venture named Station Hill, LLC ("Station Hill"), in which we and Hollow Creek, LLC, a subsidiary of a major financial services company, are members. We are entitled to 25% of the joint venture's cash flow based on our equity interest. If certain benchmarks are achieved in the future, we would be entitled to a preferred return in excess of 25% of the cash flow. The operating agreement of the joint venture provides that we will be entitled to 25% of the net proceeds upon liquidation of Station Hill, although our interest in the residual value of the joint venture could increase above or decrease below 25%. Our interest in the residual value of the joint venture could decrease below 25% only if we had received a preferred return on cash flow at any time prior to liquidation. Any such decrease would be limited to the extent of the previous preferred return. Station Hill is accounted for on the equity method of accounting and, therefore, our 25% equity interest is presented in "(Income) Loss on equity investments: Real estate joint ventures" in our consolidated statements of earnings.

On August 1, 2001, Station Hill sold an apartment community located in Tampa, Florida formerly known as Summit Station (230 apartment homes) for $11.9 million. The disposition of Summit Station resulted in the recognition of a gain on sale by Station Hill of $1.1 million, of which our 25% equity share was $271,000.

The following is a condensed balance sheet and income statement for Station Hill as of and for the years ended December 31, 2001 and 2000. The balance sheet and income statement set forth below reflect the financial position and operations of Station Hill in its entirety, not just our interest in the joint venture.

| | Balance Sheet | |
|---|---|---|
| | 2001 | 2000 |
| | (in thousands) | |
| Cash and cash equivalents | $ 901 | $ 1,988 |
| Real estate assets, net | 74,261 | 86,873 |
| Other assets | 283 | 362 |
| Total assets | $75,445 | $89,223 |
| Mortgages payable | $59,536 | $68,657 |
| Other liabilities | 575 | 1,245 |
| Partners' capital | 15,334 | 19,321 |
| Total liabilities and partners' capital | $75,445 | $89,223 |

| | Income Statement | |
|---|---|---|
| | 2001 | 2000 |
| | (in thousands) | |
| Revenues | $11,829 | $12,404 |
| Expenses | | |
| Property operating | 4,260 | 4,422 |
| Depreciation and amortization | 3,071 | 3,013 |
| Interest | 4,338 | 4,625 |
| Total expenses | 11,669 | 12,060 |
| Income before gain on sale of real estate assets | 160 | 344 |
| Gain on sale of real estate assets | 1,082 | — |
| Net income | $ 1,242 | $ 344 |

We own a 49% interest in a joint venture which developed an apartment community located in Atlanta, Georgia known as Summit Cheshire Bridge. This joint venture is accounted for under the equity method of accounting and its operating results are presented in "(Income) loss on equity investments: Real estate joint ventures" in our consolidated statements of earnings. The construction costs were funded primarily through a construction loan to the joint venture from an unrelated third party equal to 100% of the construction costs. We had the right to purchase our joint venture partner's interest in the joint venture, but decided subsequent to December 31, 2001 not to exercise this option which expired on January 17, 2002. Due to our decision not to purchase our joint venture partner's interest, we were required to make a capital contribution of 25% of the joint venture's total construction loan amount, or $6.8 million. We made our contribution on February 15, 2002. This contribution did not change our equity interest in the joint venture. The balance sheet and income statement information for the joint venture is not material to our consolidated financial statements taken as a whole.

On May 25, 2001, we contributed $4.2 million for a 29.78% interest in a joint venture that owns substantially all of the interests in a limited liability company that will develop, through a third party contractor, an apartment community in Miami, Florida. The community will consist of 323 apartment homes and 17,795 square feet of office/retail space. The construction costs are being funded through the equity which the joint venture contributed to the limited liability company and by a loan to that company from an unrelated third party. In the event that construction costs exceed the construction loan amount, we have agreed to lend to the joint venture, which will in turn advance to the limited liability company, the amount required to fund such cost overruns. This loan would accrue interest at the rate of eleven percent (11%) per year. Upon completion of construction, the joint venture will pay, or refinance, the construction loan. In the event the limited liability company defaults on the construction loan, we have the right, under certain circumstances, to cure the defaults, keep the construction loan in place and complete construction of the community. The joint venture has also acquired an adjacent piece of land. We are serving as the managing member of the joint venture, and the Management Company will be the property management company for the project after construction completion. This project is accounted for on the equity method of accounting.

## 5. PROPERTY MANAGEMENT AND RELATED PARTY TRANSACTIONS

In conjunction with our formation, construction, management and leasing activities for third parties were transferred to the Management Company and its wholly-owned subsidiary, Summit Apartment Builders, Inc. (the "Construction Company").

The Management Company also provides property management services to our communities. Total fees for management services provided to our communities were $6.5 million in 2001, $5.7 million in 2000 and $5.0 million in 1999.

Third party apartment homes under management were 1,004 in 2001, 1,723 in 2000 and 2,435 in 1999. Property management fees included $913,000 in 2001, $1.1 million in 2000 and $1.3 million in 1999. Property management fees from third parties as a percentage of total property management revenues were 12.4% in 2001, 16.1% in 2000 and 20.3% in 1999.

In addition, the Management Company provides management services to apartment communities held by partnerships in which certain of our directors are general partners. The Management Company received management fees of $253,000 in 2001, $253,000 in 2000 and $239,000 in 1999 for the performance of such services.

Construction Company revenue consists of fees on contracts with the Operating Partnership. Revenue from construction contracts was $2.7 million in 2001, $2.5 million in 2000 and $1.8 million in 1999. The Construction Company's profits on these contracts are eliminated in consolidation against our investment in real estate. We had amounts payable to the Construction Company of $7.0 million as of December 31, 2001 and $9.0 million as of December 31, 2000. This amount is included in "Accounts payable and accrued expenses" in the accompanying consolidated balance sheets. Also included in the accompanying consolidated balance sheets under the caption "Other assets" is a receivable from the Construction Company of $3.0 million as of December 31, 2001 and $2.1 million as of December 31, 2000 as a result of construction advances.

The Management Company leases office space from one of our communities, Summit Grandview. Scheduled rental payments to be received from the Management Company through the lease expiration of September 30, 2010 are $6.8 million.

The Operating Partnership has a 99% economic interest in the Management Company but controls only 1% of the voting stock. The remaining 99% of voting stock and 1% economic interest are held by one of the Co-Chairmen of our Board of Directors. Because of our ability to exercise significant influence, the Management Company is accounted for under the equity method of accounting. The Management Company is not considered material to our consolidated financial statements taken as a whole.

The consolidated statements of earnings of the Management Company and the Construction Company are summarized below *(in thousands)*:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenues: | | | |
| Management fees charged to Operating Partnership | $ 6,473 | $ 5,735 | $4,972 |
| Third party management fee revenue | 913 | 1,103 | 1,263 |
| Construction revenue charged to Operating Partnership | 2,701 | 2,494 | 1,774 |
| Gain on sale of real estate assets | — | 238 | — |
| Other | 455 | 372 | 844 |
| Total revenues | 10,542 | 9,942 | 8,853 |
| Expenses: | | | |
| Operating | 9,177 | 9,398 | 8,699 |
| Depreciation | 319 | 313 | 284 |
| Amortization | 298 | 303 | 289 |
| Interest | 300 | 677 | 300 |
| Total expenses | 10,094 | 10,691 | 9,572 |
| Income (loss) before extraordinary items | 448 | (749) | (719) |
| Extraordinary items | — | (30) | — |
| Net income (loss) | $ 448 | $ (779) | $ (719) |

## 6. NOTES PAYABLE

Notes payable consist of the following (in thousands):

| | Interest Rate as of December 31, 2001 | Principal Outstanding December 31, 2001 | 2000 |
|---|---|---|---|
| **Fixed Rate Debt** | | | |
| Secured Debt: | | | |
| Mortgage Loan | 6.76% | $137,321 | $140,550 |
| Mortgage Loan | 8.00% | 8,161 | 8,272 |
| Mortgage Notes | 6.75% - 8.00% | 143,967 | 154,229 |
| Tax Exempt Mortgage Note | 6.95% | 3,918 | 3,985 |
| Total Secured Debt | | 293,367 | 307,036 |
| Unsecured Debt: | | | |
| 7.87% Medium-Term Notes due 2003 | 7.87% | 17,000 | 17,000 |
| 8.037% Medium-Term Notes due 2005 | 8.04% | 25,000 | 25,000 |
| 7.04% Medium-Term Notes due 2006 | 7.04% | 25,000 | — |
| 7.59% Medium-Term Notes due 2009 | 7.59% | 25,000 | 25,000 |
| 8.50% Medium-Term Notes due 2010 | 8.50% | 10,000 | 10,000 |
| 7.703% Medium-Term Notes due 2011 | 7.70% | 35,000 | — |
| 6.80% Notes due 2002 | 6.80% | 25,000 | 25,000 |
| 6.63% Notes due 2003 | 6.63% | 30,000 | 30,000 |
| 6.95% Notes due 2004 | 6.95% | 50,000 | 50,000 |
| 7.20% Notes due 2007 | 7.20% | 50,000 | 50,000 |
| Bank Note due 2002 | 7.85% | 16,000 | 16,000 |
| 6.75% Medium-Term Notes paid 2001 | | — | 30,000 |
| Total Unsecured Debt | | 308,000 | 278,000 |
| Total Fixed Rate Debt | | 601,367 | 585,036 |
| **Variable Rate Debt** | | | |
| Secured Debt: | | | |
| Tax Exempt Bonds | 3.10% | 22,193 | 37,363 |
| Unsecured Debt: | | | |
| Credit Facility | LIBOR + 100 | 94,000 | 141,500 |
| Total Variable Rate Debt | | 116,193 | 178,863 |
| Total Outstanding Indebtedness | | $717,560 | $763,899 |

The one-month London Interbank Offered Rate (LIBOR) as of December 31, 2001 was 1.87%.

**Mortgage Loans** — The 6.76% mortgage loan requires monthly principal and interest payments on a 20-year, 8-month amortization schedule with a balloon payment due at maturity in October 2008.

The 8.00% mortgage loan requires monthly principal and interest payments on a 30-year amortization schedule with a balloon payment due at maturity in September 2005.

**Mortgage Notes** — The mortgage notes bear interest at fixed rates ranging from 6.75% to 8.00% and require either monthly interest payments only or monthly interest and principal payments over the lives of the notes which have maturities that range from the year 2005 to 2020. The weighted average interest rate and debt maturity as of December 31, 2001 for these mortgage notes were 7.24% and six years.

**Tax Exempt Mortgage Note** —The tax exempt mortgage note bears interest at a fixed rate of 6.95% and requires monthly interest and principal payments over the life of the note which matures November 2025.

**Medium-Term Notes** — On April 20, 2000, we commenced a new program for the sale by the Operating Partnership of up to $250.0 million aggregate principal amount of medium-term notes ("MTNs") due nine months or more from the date of issuance. During the year ended December 31, 2001, the Operating Partnership issued notes with an aggregate principal amount of $60.0 million in connection with the new MTN program, including (a) $25.0 million of notes which are due on May 9, 2006 and bear interest at 7.04% per year and (b) $35.0 million of notes which are due on May 9, 2011 and bear interest at 7.703% per year. We had notes with an aggregate principal amount of $112.0 million outstanding in connection with the new MTN program as of December 31, 2001.

On May 29, 1998, we established a program for the sale by the Operating Partnership of up to $95.0 million aggregate principal amount of MTNs due nine months or more from the date of issuance. We had notes with an aggregate principal amount of $25.0 million outstanding in connection with this MTN program as of December 31, 2001. As a result of the commencement of the $250.0 million MTN program, we cannot issue any additional notes under the $95.0 million MTN program.

**Unsecured Notes** — The unsecured notes consist of $25.0 million of notes due 2002, $30.0 million of notes due 2003, $50.0 million of notes due 2004 and $50.0 million of notes due 2007. The unsecured notes require semi-annual interest payments until the end of the respective terms.

The medium-term notes and unsecured notes require that we comply with certain affirmative, negative and financial covenants. We were in compliance with these covenants as of December 31, 2001.

**Unsecured Bank Note** — The unsecured bank note represents a $16.0 million note requiring quarterly interest only payments until the maturity date in August 2002. This note requires that we comply with certain affirmative, negative and financial covenants. We were in compliance with these covenants as of December 31, 2001.

**Unsecured Credit Facility** — We have a syndicated unsecured line of credit in the amount of $225.0 million. The credit facility provides funds for new development, acquisitions and general working capital purposes. Loans under the credit facility bear interest at LIBOR plus 100 basis points. The spread component of the aggregate interest rate will change in the event of an upgrade or downgrade of our unsecured credit rating of BBB- by Standard & Poor's Rating Services and Baa3 by Moody's Investors Service. The credit facility is repayable monthly on an interest only basis with principal due at maturity. Amounts are borrowed for thirty, sixty or ninety day increments at the appropriate interest rates for such time period. Therefore, amounts are borrowed and repaid within those thirty, sixty or ninety day periods. The credit facility's initial three-year term was scheduled to expire on September 26, 2003. On July 6, 2001, we closed on a one-year extension option under this credit facility. The new maturity date is September 26, 2004, and all other terms and covenants of the credit facility remain unchanged. The credit facility had an average interest rate of 4.99% in 2001, 7.20% in 2000 and 6.06% in 1999 and an average balance outstanding of $113.5 million in 2001, $119.8 million in 2000 and $99.2 million in 1999. In addition, the maximum outstanding principal amount was $146.5 million in 2001, $174.0 million in 2000 and $176.0 million in 1999. As of December 31, 2001, the outstanding balance of the credit facility was $94.0 million, leaving $131.0 million of remaining availability on the $225.0 million commitment.

The credit facility also provides a bid sub-facility equal to a maximum of fifty percent of the total facility ($112.5 million). This sub-facility provides us with the choice to place borrowings in fixed LIBOR contract periods of thirty, sixty, ninety and one hundred eighty days. We may have up to seven fixed LIBOR contracts outstanding at any one time. Upon proper notifications, all lenders participating in the credit facility may, but are not obligated to, participate in a competitive bid auction for these fixed LIBOR contracts.

The credit facility requires that we comply with certain affirmative, negative and financial covenants. We were in compliance with these covenants as of December 31, 2001.

**Variable Rate Tax Exempt Bonds** — The average effective interest rate of the variable rate tax exempt bonds was 4.21% for the year ended December 31, 2001. These bonds bear interest at various rates set by a remarketing agent at the demand note index plus 0.50%, set weekly, or the lowest percentage of prime which allows the resale at a price of par. The bonds contain covenants which require that we lease or hold for lease 20% of the apartment homes for moderate-income residents. The bonds require maintenance of letters of credit or surety bonds (credit enhancements) aggregating to $23.0 million as of December 31, 2001. The credit enhancements provide for a principal amortization schedule which approximates a 25-year term during the term of the credit enhancement.

Real estate assets with a net book value of $423.9 million serve as collateral for the various debt agreements.

property during the required time period, a special distribution may be made or company level tax may be incurred.

On August 1, 2000, we purchased our joint venture partner's interest in each of two communities, Summit Shiloh (182 apartment homes) and Summit Sweetwater (308 apartment homes), for an aggregate purchase price of $36.0 million. We formerly owned a 49% interest in separate joint ventures that developed these communities. The acquisitions were primarily financed with the issuance of 96,455 common units valued at $2.2 million and the payment of $33.8 million in cash.

The following summary of selected unaudited pro forma results of operations presents information as if the purchase of our joint venture partner's interest in each of Summit Sweetwater and Summit Shiloh had occurred at the beginning of each period presented. The pro forma information is provided for informational purposes only and is not indicative of results that would have occurred or which may occur in the future (in thousands, except per share amounts):

| | Year Ended December 31, 2000 | Year Ended December 31, 1999 |
|---|---|---|
| Total revenues | $192,582 | $178,112 |
| Net income | $ 63,218 | $ 46,020 |
| Net income per share | | |
| Basic | $ 2.40 | $ 1.66 |
| Diluted | $ 2.38 | $ 1.66 |

During the year ended December 31, 1999, we sold seven communities comprising 1,518 apartment homes for an aggregate sales price of $76.0 million, resulting in a gain on sale of $17.4 million. Net proceeds from the seven communities, equaling $54.4 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations. The communities sold were the former Summit Hampton, Summit Oak, Summit Beacon Ridge, Summit Perico, Summit McIntosh, Summit Heron's Run and Summit East Ridge. In the event that the proceeds from these property sales are not fully invested in qualified like-kind property during the required time period, a special distribution may be made or company level tax may be incurred.

During the year ended December 31, 1999, we acquired no communities.

As of December 31, 2001, we had one apartment community, Summit Breckenridge, located in Richmond, Virginia, under contract for sale. Summit Breckenridge is expected to be sold during the second quarter of 2002. The sale of Summit Breckenridge is subject to customary closing conditions. The assets of Summit Breckenridge were recorded at the lower of cost or fair value less costs to sell, or $8.0 million, as of December 31, 2001. The property operating income from Summit Breckenridge represented less than 1.5% of our property operating income for the year ended December 31, 2001. Proceeds from the sale of Summit Breckenridge are expected to be used to fund future development.

## 9. INCOME TAXES

We have maintained, and intend to maintain, our election to be taxed as a real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended. As a result, we generally will not be subject to federal and state income taxation at the corporate level as long as we distribute annually at least 90% of our taxable income, excluding net capital gains, as defined in the Code, to our stockholders and satisfy certain other requirements. Accordingly, no provision has been made for federal and state income taxes in the accompanying consolidated financial statements.

SFAS No. 109, "Accounting for Income Taxes" requires a public enterprise to disclose the aggregate difference in the basis of its net assets for financial and tax reporting purposes. The carrying value reported in our consolidated financial statements exceeded the tax basis by $100.0 million as of December 31, 2001 and $122.8 million as of December 31, 2000.

A reconciliation of net income as reported for financial reporting purposes to taxable income available to common stockholders for the year ended December 31, 2001 is as follows:

| | Year Ended December 31, 2001 |
|---|---|
| Net income before minority interest of common unitholders in Operating Partnership and dividends to preferred unitholders in Operating Partnership | $77,316 |
| Excess of financial reporting depreciation over tax depreciation | 6,579 |
| Excess of financial gain on sale of real estate assets over tax gain | (19,140) |
| Other | (1,811) |
| Taxable income of the Operating Partnership | 62,944 |
| Less: Taxable income allocated to preferred unitholders in Operating Partnership | (12,420) |
| Less: Taxable income allocated to minority common unitholders in Operating Partnership | (5,885) |
| Taxable income available to common stockholders | $44,639 |

A schedule of per share distributions paid to be reported by stockholders is set forth in the following table:

| | Year Ended December 31, 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | **Amount** | **Percentage** | Amount | Percentage | Amount | Percentage |
| Ordinary income | **$1.42** | **77.6%** | $1.56 | 90.0% | $1.40 | 84.0% |
| 20% Long-term capital gain | **0.30** | **16.4%** | 0.10 | 6.0% | 0.10 | 6.0% |
| Unrecaptured Sec. 1250 gain | **0.11** | **6.0%** | 0.07 | 4.0% | 0.07 | 4.0% |
| Return of capital | **—** | **—** | — | — | 0.10 | 6.0% |
| Total distribution per share | **$1.83** | **100.0%** | $1.73 | 100.0% | $1.67 | 100.0% |

The aggregate maturities of all debt for each of the years ending December 31 are as follows (in thousands):

| | Fixed Rate Mortgage Loans | Fixed Rate Mortgage Notes | Fixed Rate Unsecured Notes | Tax Exempt Variable Rate Bonds | Unsecured Credit Facility | Total |
|---|---|---|---|---|---|---|
| 2002 | $ 3,532 | $ 2,187 | $ 41,000 | $ 460 | $ — | $ 47,179 |
| 2003 | 3,780 | 2,344 | 47,000 | 460 | — | 53,584 |
| 2004 | 4,044 | 2,510 | 50,000 | 460 | 94,000 | 151,014 |
| 2005 | 11,947 | 29,576 | 25,000 | 460 | — | 66,983 |
| 2006 | 4,467 | 35,659 | 25,000 | 460 | — | 65,586 |
| Thereafter | 117,712 | 75,609 | 120,000 | 19,893 | — | 333,214 |
| | $145,482 | $147,885 | $308,000 | $22,193 | $94,000 | $717,560 |

## 7. MINORITY INTEREST

Minority interest of common unitholders consists of the following as of December 31, 2001 and 2000 (in thousands):

| | 2001 | 2000 |
|---|---|---|
| Minority interest of common unitholders in Operating Partnership | **$45,986** | $56,190 |
| Minority interest in one operating community | **(494)** | (460) |
| | **$45,492** | $55,730 |

As of December 31, 2001, there were 30,608,345 common units outstanding, of which 27,050,221, or 88.4%, were owned by Summit and 3,558,124, or 11.6%, were owned by other partners (including certain of our officers and directors).

Proceeds from common stock issued are contributed to the Operating Partnership for an equivalent number of common units. Total common stock issued and related proceeds contributed to the Operating Partnership for an equivalent number of common units was 406,000 shares valued at $9.0 million ($22.15 per share average) for the year ended December 31, 2001 and 468,000 shares valued at $8.1 million ($17.28 per share average) for the year ended December 31, 2000. No individual transaction significantly changed our ownership percentage in the Operating Partnership. Our ownership percentage in the Operating Partnership was 88.4% as of December 31, 2001, 85.8% as of December 31, 2000 and 85.6% as of December 31, 1999.

Under certain circumstances, if the holders of common units request redemption of their units, we can issue shares of common stock in exchange for those common units on a one-for-one basis (subject to adjustment), or may purchase those common units for cash. In addition to the amounts set forth in the preceding paragraph, we issued 150,679 shares of common stock in exchange for common units owned by other partners on a one-for-one basis during 2001. The shares exchanged were valued based upon the market price per share of our common stock and had an aggregate value of $4.0 million. During the year ended December 31, 2000, we exchanged 55,677 shares of common stock valued at $1.2 million for an equivalent number of common units and exchanged 93,945 common units for cash of $1.8 million.

We issued 66,376 common units at a price of $28.625 per unit as partial consideration for the purchase of a building and parcel of land during the year ended December 31, 2001. During the year ended December 31, 2001, the purchaser of the former Summit Radbourne and Summit Arbors communities exchanged 741,148 common units valued at $17.6 million as partial consideration for such purchase.

Common units issued for the purchase of communities were valued based upon the market price per share of our common stock, as the common units can be exchanged for shares of our common stock on a one-for-one basis (subject to adjustment). We issued 96,455 common units valued at $2.2 million in connection with the purchase of our joint venture partner's interest in each of two communities during August 2000.

## 8. ACQUISITIONS AND DISPOSITIONS

During the year ended December 31, 2001, we sold one parcel of land and nine communities comprising 2,189 apartment homes for an aggregate sales price of $167.6 million, resulting in an aggregate net gain on sale of $34.4 million. Net proceeds from three of the nine communities, equaling $31.7 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations. In the event that the proceeds from these property sales are not fully invested in qualified like-kind property during the required time period, a special distribution may be made or company level tax may be incurred. The parcel of land was located in Richmond, Virginia and the nine communities sold were the former Summit Palm Lake, Summit Arbors, Summit Radbourne, Summit Lofts, Summit Gateway, Summit Stony Point, Summit Deerfield, Summit Walk and Summit Waterford.

During the year ended December 31, 2001, Station Hill, LLC, in which we own a 25% interest, sold a community, the former Summit Station, for $11.9 million. This sale resulted in the recognition of a gain on sale by the joint venture of $1.1 million, of which we recorded $271,000 in "(Income) loss on equity investments: Real estate joint ventures" in the consolidated statement of earnings. The purchaser of Summit Station assumed an $8.3 million mortgage and paid the balance of the purchase price in cash.

During the year ended December 31, 2001, we acquired no communities.

During the year ended December 31, 2000, we sold seven communities comprising 1,676 apartment homes for an aggregate sales price of $103.9 million, resulting in a gain on sale of $38.5 million. Net proceeds from six of the seven disposition communities, equaling $78.1 million, were placed in escrow with a qualified intermediary in accordance with like-kind exchange income tax rules and regulations. The communities sold were the former Summit Creekside, Summit Eastchester, Summit Sherwood, Summit River Crossing, Summit Blue Ash, Summit Park and Summit Village. In the event that the proceeds from these property sales are not fully invested in qualified like-kind

## 10. Notes Receivable from Employees

On September 8, 1997, our Board of Directors approved a Statement of Company Policy, which has subsequently been amended and restated by the Board from time to time, on loans to executive officers and certain key employees relating to purchases of common stock. Pursuant to the loan program, we may lend amounts to certain of our executive officers and key employees for one or more of the following purposes: (a) to finance the purchase of common stock on the open market at the then-current market prices; (b) to finance the payment of the exercise price of one or more stock options to purchase shares of common stock granted under our 1994 Stock Option and Incentive Plan, as amended and restated; or (c) to finance the annual tax liability or other expenses related to the vesting of shares of common stock which constitute a portion of a restricted stock award granted under the 1994 Stock Option and Incentive Plan. Unless otherwise determined on a case-by-case basis by our Board of Directors or its compensation committee, the maximum aggregate amount we may loan to an executive officer is $500,000, and the maximum aggregate amount we may loan to a qualified employee other than an executive officer is $200,000. Each outstanding note bears interest at a rate established on the date of the note, is full recourse to the officers and employees and is collateralized by the shares of common stock which are the subject of the loans. The notes are payable through the application to the outstanding loan balance of all dividends and distributions related to the collateral stock, first to interest, with the remainder, if any, to outstanding principal. Each note becomes due and payable in full on the tenth anniversary of the respective note. As of December 31, 2001, we had loans receivable in the net amount of $14.5 million. We recorded interest income related to the notes in the amounts of $856,000 in 2001, $677,000 in 2000 and $248,000 in 1999.

## 11. Commitments and Contingencies

The estimated cost to complete six development projects currently under construction was $95.4 million as of December 31, 2001. Anticipated construction completion dates of the projects range from the second quarter of 2002 to the fourth quarter of 2003.

We rent office space in several locations. Rental expense amounted to $108,000 in 2001, $108,000 in 2000 and $170,000 in 1999 ($882,000 in 2001, $848,000 in 2000 and $481,000 in 1999 including amounts recorded by the Management Company).

Future minimum rental payments to be made for those operating leases (including those of the Management Company) that have initial or remaining non-cancelable lease terms in excess of one year are as follows (in thousands):

| Years Ending December 31: | |
|---|---|
| 2002 | $ 961 |
| 2003 | 839 |
| 2004 | 738 |
| 2005 | 761 |
| 2006 | 783 |
| Thereafter | 3,151 |
| | $7,233 |

Of the amounts shown above, $6.8 million of the total minimum rental payments are for the Management Company's lease of office space in Summit Grandview.

On January 19, 2000, the Operating Partnership entered into a real estate purchase agreement with a third-party real estate developer. Under the terms of the agreement, the Operating Partnership has agreed to purchase upon completion a "Class A" mixed-use community, which will be called Summit Brickell, and is located in Miami, Florida. The Operating Partnership will purchase Summit Brickell upon the earlier of one year after construction completion or the achievement of 80% occupancy. The Operating Partnership may extend this closing obligation for six months after the initial purchase period. The Operating Partnership expects to close on the purchase of Summit Brickell during late 2002 or in 2003. The final purchase price will be determined based on actual construction costs plus a bonus to the developer based on the capitalized income of the property at the time of purchase. The purchase price is expected to range from $50.5 million to $60.0 million. The purchase of Summit Brickell by the Operating Partnership is subject to customary closing conditions. The Operating Partnership has issued a letter of credit in the amount of $13.0 million, which will serve as a credit enhancement to the developer's construction loan. In the event that any amount under the letter of credit is drawn upon, the Operating Partnership shall be treated as having issued a loan to the developer in the amount of such draw. Any such loan will accrue interest at a rate of eighteen percent (18%) per annum.

We have employment agreements with all of our executive officers. The employment agreement for one of our executive officers provides for the payment of severance benefits in certain circumstances. Generally, these benefits provide for the payment of the executive officer's salary for a period of up to the remaining term of the employment agreement. In addition, most of the executive officers have severance agreements that provide for the payment of severance benefits of up to three times such officer's annual base salary and cash bonus in the event of the termination of the officer's employment under certain circumstances following certain "change in control" or "combination transactions" involving a consolidation or merger. The benefits payable under the terms of the severance agreements are subject to reduction by the amount of any severance benefits payable under applicable employment agreements.

We have employment agreements with two of our former executive officers both of whom resigned from such executive positions, but who remain as employees and have agreed to provide various services to us from time to time over the next ten years. Each employment agreement requires that we pay to the former officer a base salary aggregating up to $2.1 million over the period from July 1, 2001 to December 31, 2011. Either party can terminate the employment agreements, effective 20 business days after written notice is given. The full base salary amount due shall be payable through 2011 whether or not the agreements are terminated earlier in accordance with their terms.

We are obligated to redeem each common unit in the Operating Partnership at the request of the holder for cash equal to the fair market value of one share of common stock, except that we may elect to acquire each common unit presented for redemption for one share of common stock (subject to adjustment).

## 12. EMPLOYEE BENEFIT PLANS

### Profit Sharing Plan

We have a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. Employees are eligible to contribute to the plan beginning on the first day of the second calendar quarter after they are employed. Our matching contributions begin on the same date as the employee's contributions and are equal to one-half of each employee's contribution up to a maximum of 3% of each employee's compensation. We made aggregate contributions of $329,000 in 2001, $349,000 in 2000 and $306,000 in 1999.

### Stock Option Plan

In 1994, we established the 1994 Stock Option and Incentive Plan under which 1,000,000 shares of our common stock were reserved for issuance. The incentive plan was amended and restated in 1998 to, among other things, increase the number of shares reserved for issuance from 1,000,000 to 3,000,000 shares. The plan provides that the option price shall not be less than the fair market value of the shares at the date of grant. The options have ten-year lives and vest in three or five annual installments on the anniversaries of the date of grant, except for shares granted to our independent directors, which vest on the date of grant. We apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for our stock options. Accordingly, no compensation cost has been recognized for our stock options.

A summary of changes in common stock options for the three years ended December 31, 2001 is as follows:

| | Options | Weighted Average Exercise Price |
|---|---|---|
| Outstanding as of December 31, 1998 | 547,396 | $18.80 |
| **Year ended December 31, 1999** | | |
| Granted to employees and directors | 841,000 | 17.12 |
| Exercised | (10,625) | 17.91 |
| Forfeited | (27,500) | 16.62 |
| Outstanding as of December 31, 1999 | 1,350,271 | 17.81 |
| **Year ended December 31, 2000** | | |
| Granted to employees and directors | 241,000 | 20.02 |
| Exercised | (136,500) | 18.01 |
| Forfeited | (186,050) | 17.59 |
| Outstanding as of December 31, 2000 | 1,268,721 | 18.24 |
| **Year ended December 31, 2001** | | |
| Granted to employees and directors | 270,000 | 24.51 |
| Exercised | (63,414) | 17.86 |
| Forfeited | (10,700) | 16.50 |
| Outstanding as of December 31, 2001 | 1,464,607 | 19.43 |

Exercise prices for options outstanding as of December 31, 2001 ranged from $16.50 to $24.56. The weighted average remaining contractual life of those options is 7.3 years.

Options to purchase 848,408, 635,221 and 556,979 shares of common stock were exercisable as of December 31, 2001, 2000 and 1999, respectively. The weighted average exercise price for the shares exercisable as of December 31, 2001, 2000 and 1999 was $18.82, $18.35 and $18.33, respectively.

The fair value of options granted in 2001 was $2.35 and was estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions: dividend yield of 8.51%, expected volatility of 17%, risk free interest rate of 5.75% and expected lives of ten years.

The fair value of options granted in 2000 was $4.66 per share and was estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions: dividend yields ranging from 7.28% to 7.38%, expected volatility of 20%, risk free interest rate of 5.75% and expected lives of ten years.

The fair value of options granted in 1999 was $1.83 per share and was estimated on the date of grant using the Binomial option-pricing model with the following weighted-average assumptions: dividend yields ranging from 8.39% to 10.10%, expected volatility of 20%, risk free interest rates ranging from 4.7% to 6.1% and expected lives of ten years.

In addition, the incentive plan provides for the grant of stock to employees. We granted 26,184 shares of restricted stock under the plan in 2001. The market value of the restricted stock granted in 2001 totaled $647,000 and was recorded as unamortized restricted stock compensation and is shown as a separate component of stockholders' equity. During 2001, there were 12,202 shares of restricted stock forfeited by employees no longer employed by a Summit entity and 14,933 shares of restricted stock surrendered to satisfy the income tax liability of the grantees related to the restricted stock grants. The aggregate market value of these forfeited and surrendered shares was $503,000 in 2001. We granted 64,499 shares of restricted stock (net of 4,000 shares forfeited and 7,856 shares surrendered to satisfy the income tax liability of grantees) valued at $1.2 million under the plan in 2000. We granted 17,699 shares of restricted stock (net of 6,828 shares forfeited) with a market value of $304,000 during 1999. Unearned compensation associated with the restricted stock is being amortized to expense over the vesting periods, which range from three to five years. We recognized expense relative to the stock grants of $98,000 in 2001, $300,000 in 2000 and $365,000 in 1999.

During the year ended December 31, 2001, we issued 94,818 shares of restricted stock valued at $2.4 million pursuant to our Performance Stock Award Plan. One-half of these shares, valued at $1.2 million, vested on January 2, 2001, the date of grant, and was accrued and recorded as a component of stockholders' equity as of December 31, 2000. The remaining balance of $1.2 million was recorded as a component of stockholders' equity during 2001. Grantees surrendered 18,263 shares with a market value of $463,000 during 2001 to satisfy their income tax liability associated with the shares issued to them under the Performance Stock Award Plan. The remaining shares vest in two equal annual installments on January 2, 2002 and January 2, 2003.

## Employee Stock Purchase Plan

In 1996, we established a non-qualified employee stock purchase plan. From 1996 through 1999, the plan allowed our employees to purchase up to $100,000 per year of common stock. In December 1999, the plan was amended to decrease the maximum annual purchase amount by a participant from $100,000 to $25,000. The price of the shares of the common stock purchased will be the lesser of 85 percent of the closing price of such shares either on (a) the first day of each six month purchase period, or (b) the last day of each six month purchase period.

Total shares issued under the plan were 8,695 in 2001, 88,848 in 2000 and 144,513 in 1999. The market value of the shares issued was $229,000 in 2001, $1.8 million in 2000 and $2.7 million in 1999. We apply Accounting Principles Board Opinion No. 25 and related interpretations in accounting for our Employee Stock Purchase Plan and, accordingly, no compensation cost is required to be recognized for this plan. An additional 9,828 shares with a market value of $246,000 were issued in January 2002 under the plan.

Had compensation cost for our 1994 Stock Option and Incentive Plan and Employee Stock Purchase Plan been determined based on the fair value at the grant dates, consistent with the method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," our net income and net income per share for the years ended December 31, 2001, 2000 and 1999 would have been as follows (dollars in thousands except per share amounts):

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Net income as reported | **$56,537** | $63,874 | $45,745 |
| Net income per share — basic | **2.11** | 2.42 | 1.65 |
| Net income per share — diluted | **2.09** | 2.41 | 1.65 |
| Pro forma net income | **55,872** | 62,504 | 43,943 |
| Pro forma net income per share — basic | **2.09** | 2.37 | 1.59 |
| Pro forma net income per share — diluted | **2.06** | 2.35 | 1.58 |

## 13. Dividend Reinvestment and Direct Stock Purchase Plan

In November 1997, we replaced our existing dividend reinvestment plan with a new dividend reinvestment and direct stock purchase plan. The plan provides both new investors and existing shareholders of our stock (including common stock and other classes of stock which may be outstanding from time to time) with a method to purchase shares of common stock under the Stock Purchase Program component of the plan. The plan also permits shareholders to designate all, a portion or none of the cash dividends on their newly purchased common stock and cash dividends on their existing stock for reinvestment in more shares of common stock through the Dividend Reinvestment Program component of the plan. With respect to reinvested dividends and optional cash payments, shares of common stock will be purchased for the plan at a discount ranging from 0% to 5% (established from time to time) from the market price, as more fully described in the prospectus relating to the plan. Common stock will be purchased by the plan's agent (First Union National Bank) directly from us or in open market or privately negotiated transactions, as determined from time to time, to fulfill requirements for the plan. At present, we expect that shares usually will be purchased directly from us.

## 14. Shareholder Rights Agreement

On December 14, 1998, our Board of Directors adopted a shareholder rights agreement. In connection with the adoption of the rights plan, our Board of Directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock to stockholders of record as of the close of business on December 15, 1998. Currently, these rights are not exercisable and trade with the shares of our common stock. Under the rights plan, the rights generally become exercisable if a person becomes an "acquiring person" by acquiring 15% or more of our common stock, or if a person commences a tender offer that would result in that person owning 15% or more of our common stock. In the event that a person becomes an "acquiring person," each holder of a right (other than the acquiring person) would be entitled to acquire such number of units of preferred stock (which are equivalent to shares of our common stock) having a value of twice the exercise price of the right.

If we are acquired in a merger or other business combination transaction after any such event, each holder of a right would then be entitled to purchase, at the then-current exercise price, shares of the acquiring company's common stock having a value of twice the exercise price of the right. The current exercise price per right is $45.00.

The rights will expire at the close of business on December 14, 2008, unless we previously redeem or exchange them as described below. The rights may be redeemed in whole, but not in part, at a price of $0.01 per right (payable in cash, shares of our common stock or other consideration deemed appropriate by our Board of Directors) by our Board of Directors only until the earlier of (a) the time at which any person becomes an "acquiring person" or (b) the expiration date. At any time after any person becomes an "acquiring person," our Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable rights for shares of our common stock at an exchange ratio specified in the rights plan. Our Board of Directors generally will not be empowered to effect such exchange at any time after any person becomes the beneficial owner of 50% or more of our common stock.

Until a right is exercised, the holder will have no rights as a stockholder (beyond those as an existing stockholder), including the right to vote or to receive dividends.

In connection with the establishment of the rights plan, our Board of Directors approved the creation of preferred stock designated as Series A Junior Participating Cumulative Preferred Stock with a par value of $0.01 per share. Our Board also reserved 350,000 shares of preferred stock for issuance upon exercise of the rights.

## 15. BUSINESS SEGMENTS

We develop, operate and acquire "Class A" luxury apartment communities primarily in markets with high growth potential. We develop apartments solely for our own use and do not perform development activities for third parties. All of our communities target middle to upper income, prestige-conscious residents who expect outstanding service and the latest in apartment design technology, as well as convenience. Our communities provide amenities including swimming pools, clubhouses, exercise rooms and "Peak Services." Peak Services include, but are not limited to, Same Day Maintenance Service and Emergency Maintenance available 24 hours a day, business services, package acceptance and delivery, a video library and loaner living accessories. All of our communities market themselves through media advertising. Due to the similarities of our communities and their similar economic characteristics as exhibited through similar long-term financial performance, our communities have been aggregated into one reportable segment.

## 16. PREFERRED UNITS

As of December 31, 2001, the Operating Partnership had outstanding 3.4 million preferred units of limited partnership interest designated as 8.95% Series B Cumulative Redeemable Perpetual Preferred Units. These preferred units are redeemable by the Operating Partnership on or after April 29, 2004 for cash at a redemption price equal to the holder's capital account, or at our option, shares of our 8.95% Series B Cumulative Redeemable Perpetual Preferred Stock, or a combination of cash and shares of our 8.95% Series B Cumulative Redeemable Perpetual Preferred Stock. Holders of the Series B preferred units have the right to exchange these preferred units for shares of our Series B preferred stock on a one-for-one basis, subject to adjustment: (a) on or after April 29, 2009, (b) if full quarterly distributions are not made for six quarters, or (c) upon the occurrence of specified events related to the treatment of the Operating Partnership or the preferred units for federal income tax purposes. Distributions on the Series B preferred units are cumulative from the date of original issuance and are payable quarterly at the rate of 8.95% per year of the $25.00 original capital contribution. We made distributions to the holders of the Series B preferred units in the aggregate amount of $7.6 million during each of the years ended December 31, 2001 and 2000.

As of December 31, 2001, the Operating Partnership had outstanding 2.2 million preferred units of limited partnership interest designated as 8.75% Series C Cumulative Redeemable Perpetual Preferred Units. The preferred units are redeemable by the Operating Partnership on or after September 3, 2004 for cash at a redemption price equal to the holder's capital account. Holders of the Series C preferred units have the right to exchange these preferred units for shares of our Series C preferred stock on a one-for-one basis, subject to adjustment: (a) on or after September 3, 2009, (b) if full quarterly distributions are not made for six quarters, (c) upon the occurrence of specified events related to the treatment of the Operating Partnership or the preferred units for federal income tax purposes, or (d) if the holdings in the Operating Partnership of the Series C unitholder exceed 18% of the total profits of or capital interest in the Operating Partnership for a taxable year. Distributions on the Series C preferred units are cumulative from the date of original issuance and are payable quarterly at the rate of 8.75% per year of the $25.00 original capital contribution. We made distributions to the holder of the Series C preferred units in the aggregate amount of $4.8 million during each of the years ended December 31, 2001 and 2000.

## 17. DERIVATIVE FINANCIAL INSTRUMENTS

We are exposed to capital market risk, such as changes in interest rates. To manage the volatility relating to interest rate risk, we may enter into interest rate hedging arrangements from time to time. We generally do not utilize derivative financial instruments for trading or speculative purposes. On January 1, 2001, we adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that entities recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The cumulative effect of adopting SFAS 133 was not material to our financial statements.

As of December 31, 2001, we had one interest rate swap with a notional amount of $30.0 million, relating to $30.0 million of 6.625% fixed rate notes issued under our MTN program. Under the interest rate swap agreement, through the maturity date of December 15, 2003, (a) we have agreed to pay to the counterparty the interest on a $30.0 million notional amount at a floating interest rate of three-month LIBOR plus 11 basis points, and (b) the counterparty has agreed to pay to us the interest on the same notional amount at the fixed rate. The floating rate as of December 31, 2001 was 1.98%. The fair value of the interest rate swap was $1.8 million as of December 31, 2001. The swap has been designated as a fair value hedge of the underlying fixed rate debt obligation and has been recorded as a reduction of the related debt instrument. We assume no ineffectiveness as the interest rate swap meets the short-cut method conditions required under SFAS 133 for fair value hedges of debt instruments. Accordingly, no gains or losses were recorded in income relative to our underlying debt and interest rate swap.

## 18. COMMON STOCK REPURCHASE PROGRAM

On March 12, 2000, our Board of Directors authorized a common stock repurchase program pursuant to which we were authorized to purchase up to an aggregate of $25.0 million of currently issued and outstanding shares of our common stock. During 2001, our Board of Directors increased the size of this common stock repurchase program to $56.0 million. All repurchases have been, and will be, made on the open market at prevailing prices or in privately negotiated transactions. This authority may be exercised from time to time and in such amounts as market conditions warrant. We repurchased 8,800 shares of our common stock for an aggregate purchase price, including commissions, of $197,000, or an average price of $22.39 per share during the year ended December 31, 2001 under the common stock repurchase program. During the year ended December 31, 2000, we repurchased 279,400 shares of our common stock for an aggregate purchase price, including commissions, of $5.5 million, or an average price of $19.80 per share under this program.

During 2000, we completed a common stock repurchase program pursuant to which we were authorized to purchase up to an aggregate of $50.0 million of our common stock. During 2000, we repurchased 131,900 shares of our common stock for an aggregate purchase price, including commissions, of $2.5 million, or an average price of $18.88 per share under this program. The total number of shares of our common stock repurchased was 2.5 million shares for an aggregate purchase price, including commissions, of $50.0 million, or an average price of $19.63 per share under this program.

## 19. IMPAIRMENT LOSS

Management considers events and circumstances that may indicate impairment of an investment, including operating performance and cash flow projections. Management determined during the quarter ended June 30, 2001 that our investments in Broadband Now, Inc. and Yieldstar Technology LLC were impaired and that such impairment was other than temporary. As a result, we recorded an impairment loss in the amount of $1.2 million, which represents our entire investment in these two technology companies. We have no other technology company investments.

## 20. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities for the years ended December 31, 2001, 2000 and 1999 are as follows:

A. We sold nine communities during the year ended December 31, 2001. The respective purchasers of two of the communities assumed the related outstanding debt balances associated with such communities of $16.4 million in the aggregate. The respective purchaser of two of the communities redeemed 741,148 common units valued at $17.6 million as partial consideration in the transaction.

B. We purchased our joint venture partner's interest in each of two communities during the year ended December 31, 2000 at an aggregate purchase price of $36.0 million. The acquisitions were primarily financed with the issuance of 96,455 common units in the aggregate valued at $2.2 million as well as the payment of $33.8 million in cash in the aggregate.

C. We sold seven communities during the year ended December 31, 1999. The respective purchasers of three of the communities assumed the related outstanding debt balances associated with such communities of $19.7 million in the aggregate.

D. We granted 26,184 shares of restricted stock valued at $647,000 during 2001. There were 12,202 shares of restricted stock forfeited and 14,933 shares of restricted stock surrendered to satisfy the income tax liability of the grantees during 2001. The aggregate value of shares forfeited and surrendered in 2001 was $503,000. We granted 64,499 shares of restricted stock (net of 4,000 shares forfeited and 7,856 shares surrendered to satisfy the income tax liability of the grantees) valued at $1.2 million in 2000 and 17,669 shares of restricted stock (net of 6,828 shares forfeited) valued at $304,000 in 1999.

E. We issued 150,679 shares of common stock in exchange for 150,679 common units during the year ended December 31, 2001. The value of these shares of common stock was $4.0 million. We issued 55,677 shares of common stock in exchange for 55,677 common units during the year ended December 31, 2000. The value of these shares of common stock was $1.1 million.

F. We accrued dividends and distributions payable of $14.2 million as of December 31, 2001, $13.5 million as of December 31, 2000 and $13.0 million as of December 31, 1999.

## 21. FAIR VALUE DISCLOSURE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is necessary to interpret market data and develop the related estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that could be realized upon disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value estimates presented are based on information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively re-valued for purposes of these financial statements since that date, and current estimates of fair value may differ significantly from the amounts presented.

Cash and cash equivalents, rents receivable, accounts payable, accrued expenses, security deposits, other liabilities, tax exempt bond indebtedness and our credit facility are carried at amounts which reasonably approximate their fair values as of December 31, 2001 and 2000 due to either the short-term nature or variable interest rates associated with such balances.

Fixed rate mortgage debt and fixed rate unsecured notes with a carrying value of $601.4 million had an estimated aggregate fair value of $625.2 million as of December 31, 2001. Fixed rate mortgage debt and fixed rate unsecured notes with a carrying value of $585.0 million had an estimated aggregate fair value of $583.3 million as of December 31, 2000. Rates currently available to us for debt with similar terms and maturities were used to estimate the fair value of this debt. The fair market value of long-term fixed rate debt is subject to changes in interest rates. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise.

The fair value of the interest rate swap described in footnote 17, "Derivative Financial Instruments," was $1.8 million as of December 31, 2001.

## 22. GEOGRAPHIC CONCENTRATION (UNAUDITED)

Our communities are concentrated in seven core markets as follows:

| Market | Number of Apartment Homes | Apartment Homes - % of Portfolio | 2001 % of Revenues |
|---|---|---|---|
| Washington, D.C. | 3,196 | 19% | 24% |
| Atlanta, GA | 2,866 | 17% | 16% |
| South Florida | 1,715 | 10% | 13% |
| Raleigh-Durham, NC | 2,726 | 16% | 12% |
| Charlotte, NC | 1,901 | 12% | 11% |
| Dallas, TX | 1,359 | 8% | 7% |
| Austin, TX | 856 | 5% | 5% |
| Other | 2,120 | 13% | 12% |
| | 16,739 | 100% | 100% |

## 23. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for the years 2001 and 2000 is as follows (in thousands except per share data):

| | Year Ended December 31, 2001 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Revenues | $48,772 | $50,003 | $49,520 | $45,648 |
| Income before gain on sale of real estate assets, minority interest of common unitholders in Operating Partnership and dividends to preferred unitholders in Operating Partnership | 12,487 | 12,415 | 11,700 | 7,496 |
| Gain on sale of real estate assets | — | 10,782 | 2,788 | 20,865 |
| Minority interest of common unitholders in Operating Partnership | 1,327 | 2,658 | 1,296 | 3,078 |
| Dividends to preferred unitholders in Operating Partnership | 3,105 | 3,105 | 3,105 | 3,105 |
| Net income | 8,055 | 16,217 | 10,087 | 22,178 |
| Net income — basic | 0.30 | 0.61 | 0.38 | 0.82 |
| Net income — diluted (1) | 0.30 | 0.60 | 0.37 | 0.81 |

*(1) The total of the four quarterly amounts for net income per share — diluted does not equal net income per share for the year ended December 31, 2001. The difference is due to the use of a weighted average to compute the number of shares outstanding for each quarter and for the year.*

| | Year Ended December 31, 2000 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| Revenues | $45,342 | $46,428 | $48,915 | $48,959 |
| Income before gain on sale of real estate assets, minority interest of common unitholders in Operating Partnership and dividends to preferred unitholders in Operating Partnership | 11,771 | 11,375 | 11,719 | 13,439 |
| Gain on sale of real estate assets | 2,440 | 5,446 | 21,235 | 9,389 |
| Minority interest of common unitholders in Operating Partnership | 1,567 | 1,924 | 4,211 | 2,818 |
| Dividends to preferred unitholders in Operating Partnership | 3,105 | 3,105 | 3,105 | 3,105 |
| Net income | 9,539 | 11,792 | 25,638 | 16,905 |
| Net income — basic | 0.36 | 0.45 | 0.97 | 0.64 |
| Net income — diluted | 0.36 | 0.45 | 0.97 | 0.63 |

# Board of Directors and Executive Officers

## Board of Directors

James M. Allwin(a)(b)
*President, Aetos Capital*

Henry H. Fishkind(a)(b)
*Founder and President,*
*Fishkind & Associates, Inc.*

James H. Hance, Jr.(a)(b)
*Vice Chairman and*
*Chief Financial Officer,*
*Bank of America Corporation*

Steven R. LeBlanc
*President and*
*Chief Executive Officer,*
*Summit Properties Inc.*

William B. McGuire, Jr.
*Co-Chairman of the*
*Board of Directors,*
*Summit Properties Inc.*

William F. Paulsen
*Co-Chairman of the*
*Board of Directors,*
*Summit Properties Inc.*

Nelson Schwab, III(a)(b)
*Managing Director,*
*Carousel Capital*

*(a) Audit Committee*
*(b) Compensation Committee*

## Executive Officers

Steven R. LeBlanc
*President and*
*Chief Executive Officer*

Michael L. Schwarz
*Executive Vice President and*
*Chief Operating Officer*

Gregg D. Adzema
*Executive Vice President and*
*Chief Financial Officer*

Douglas E. Brout
*Executive Vice President — Investments*

Randall M. Ell
*Executive Vice President — Property Operations*
*President, Summit Management Company*

Keith L. Downey
*Executive Vice President — Construction*
*President, Summit Apartment Builders, Inc.*

# NOTES

SUMMIT
PROPERTIES



**Summit Properties Inc.**
309 East Morehead Street, Suite 200
Charlotte, North Carolina 28202
Telephone Number (704) 334-3000
Facsimile Number (704) 334-4496
E-mail Address: email@summitproperties.com
Website: www.summitproperties.com

# Corporate Information

**CORPORATE HEADQUARTERS**

Summit Properties Inc.
309 East Morehead Street, Suite 200
Charlotte, North Carolina 28202
Telephone Number (704) 334-3000
Facsimile Number (704) 334-4496
E-mail Address:
email@summitproperties.com
Website: www.summitproperties.com

**REGIONAL OFFICES**

**Atlanta**
6151 Powers Ferry Road, Suite 500
Atlanta, Georgia 30339
Telephone Number (770) 980-0980
Facsimile Number (770) 980-2030

**Washington, D.C.**
6500 Rock Spring Drive, Suite 100
Bethesda, Maryland 20817
Telephone Number (301) 530-8800
Facsimile Number (301) 530-7636

**Raleigh**
2114 Summit Ridge Loop
Morrisville, North Carolina 27560
Telephone Number (919) 460-0101
Facsimile Number (919) 460-0209

**South Florida**
One Financial Plaza, Suite 1910
Fort Lauderdale, Florida 33394
Telephone Number (954) 766-8834
Facsimile Number (954) 766-8842/8843

**Texas**
5701 MoPac Expressway South, #2022
Austin, Texas 78749
Telephone Number (512) 358-8555
Facsimile Number (512) 358-8558

**INDEPENDENT AUDITORS**

Deloitte & Touche LLP

**COUNSEL**

Goodwin, Procter LLP
Kennedy Covington Lobdell & Hickman LLP

**ANNUAL MEETING**

The annual shareholders' meeting of Summit Properties will be held at 11:00 a.m. on May 14, 2002, at Summit Grandview, 309 East Morehead Street, Suite 200, Charlotte, North Carolina.

**ADDITIONAL INFORMATION**

Analysts, investors and others seeking financial data on the Company should contact Gregg Adzema or Katharine Briggs at Summit Properties, Charlotte, North Carolina. Phone (704) 334-3000 or e-mail at email@summitproperties.com. Additional information can also be obtained through the Company's website at www.summitproperties.com.

**A copy of the annual report on Form 10-K of Summit Properties Inc. filed with the Securities and Exchange Commission may be obtained without charge by writing to the Company at its corporate headquarters.**

**TRANSFER AGENT AND REGISTRAR**

First Union National Bank
Corporate Trust Operations
1525 West WT Harris Boulevard
Building Number 3C3
Charlotte, North Carolina 28288-1153
Telephone Number (800) 829-8432
Facsimile Number (704) 590-7618

**STOCK LISTING**

The common shares of Summit Properties are traded on the New York Stock Exchange (NYSE) under the symbol SMT.

On February 8, 2002, the last reported sale price of common stock on the NYSE was $21.77 and there were 1,356 holders of record of 27,048,498 shares of the Company's common stock.

**QUARTERLY STOCK PRICE AND DIVIDEND INFORMATION**

| *2001* | *High* | *Low* | *Dividend* |
|---|---|---|---|
| First Quarter | $ 25.875 | $ 22.875 | $ .4625 |
| Second Quarter | 26.830 | 23.420 | .4625 |
| Third Quarter | 27.190 | 24.950 | .4625 |
| Fourth Quarter | 26.270 | 22.420 | .4625 |

| *2000* | *High* | *Low* | *Dividend* |
|---|---|---|---|
| First Quarter | $ 19.750 | $ 17.938 | $ .4375 |
| Second Quarter | 21.938 | 19.250 | .4375 |
| Third Quarter | 24.313 | 21.313 | .4375 |
| Fourth Quarter | 26.125 | 22.250 | .4375 |

Winner of four consecutive "National Customer Service Awards for Excellence" from CEL & Associates, Inc.

A Member of the National Association of Real Estate Investment Trusts, Inc.

The New York Stock Exchange Symbol for Summit Properties Inc.

*Communication Strategy and Design: Jeff Gold/Visual Strategies; Copywriting: Ken Allen/The Allen Agency; Property Photography: Rick Alexander; Portrait Photography: Gerin Choiniere*